SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   [   ]

         Pre-Effective Amendment No.  3                                     [X]

         Post-Effective Amendment No. ___                                 [   ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940           [   ]

         Amendment No. 3                                                    [X]


                                 LONGBOAT TRUST
               (Exact Name of Registrant as Specified in Charter)
                          (formerly named "OTI Trust")


                        The Tower at Erieview, 36th Floor
                             1301 East Ninth Street
                           Cleveland, Ohio 44114-1800
                    (Address of principal executive offices)

                   Registrant's Telephone Number: 216-687-1000


                                RICHARD A. BARONE
                        The Tower at Erieview, 36th Floor
                             1301 East Ninth Street
                           Cleveland, Ohio 44114-1800
                     (Name and address of agent for service)

                                    Copy to:

                             MICHAEL J. MEANEY, ESQ.
                   McDonald, Hopkins, Burke & Haber Co. L.P.A.
                              2100 Bank One Center
                             600 Superior Avenue, E.
                              Cleveland, Ohio 44114


Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

                              MAXUS DARWINIAN FUND
                       MAXUS FINANCIAL CONSOLIDATION FUND
                               MAXUS FOUNDERS FUND
                         MAXUS INTERNATIONAL EQUITY FUND
                                    OTI FUND

                                 Investor Shares
                              Institutional Shares

Maxus Darwinian Fund has an investment objective of obtaining capital appreciation. The Fund pursues this objective by investing primarily in equity securities of companies whose business involves the development and use of technology.

Maxus Financial Consolidation Fund has an investment objective of obtaining capital appreciation. The Fund pursues this objective by investing primarily in equity securities of financial institutions, insurance companies, asset management companies and broker/dealers.

Maxus Founders Fund has an investment objective of obtaining the highest total return, a combination of income and capital appreciation, consistent with reasonable risk. The Fund pursues this objective by investing primarily in equity securities, including common stock, preferred stock, securities convertible into common stock or preferred stock, shares of real estate investment trusts, and common and preferred shares of closed-end investment companies (also known as "closed-end funds") having portfolios consisting primarily of either income-producing securities or equity securities.

Maxus International Equity Fund has an investment objective of obtaining capital appreciation. The Fund pursues this objective by investing primarily in foreign equity securities and closed end investment companies whose portfolios consist primarily of foreign securities.

OTI Fund has an investment objective of obtaining capital appreciation. Under normal circumstances, at least 80% of the value of the Fund's total assets (other than money market investments) will consist of equity securities.

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                         PROSPECTUS/ _____________, 2000

                              MAXUS DARWINIAN FUND
                               RISK/RETURN SUMMARY

Investment Objective

         The investment objective of the Fund is to obtain capital appreciation.

Principal Investment Strategies

         Maxus Darwinian Fund pursues its investment objective by investing primarily in equity securities of companies whose business involves the development and use of technology. Equity securities consist of common stock and securities convertible into common stock. The Fund emphasizes a "growth" style of investing. In deciding which securities to buy and which to sell, the Adviser will give primary consideration to investing in companies which the Adviser believes offer the potential for accelerated earnings or revenue growth, using a fundamental analysis of each company's financial condition, industry position and market and economic factors.

         The Adviser will periodically review the securities held by the Fund. Securities in the Fund's portfolio will be ranked according to revenue growth and market performance, among other criteria. A security will sold when, based upon these factors, the security is found to be inferior to the other securities in the Fund's portfolio.

         When the Adviser believes that market conditions warrant a temporary defensive posture, the Fund may invest up to 100% of its assets in high-quality short-term debt securities and money market instruments. The taking of such a temporary defensive posture may adversely affect the ability of the Fund to achieve its investment objective.

Principal Risks

         Volatility. The value of securities in Maxus Darwinian Fund's portfolio will go up and down. The Fund's portfolio will reflect changes in the prices of individual portfolio securities or general changes in securities valuations. Consequently, the Fund's share price may decline and you could lose money.

         Growth Stock Risks. There is no assurance that the Fund's "growth" style of investing will achieve its desired result. In fact, this Fund may decline in value as a result of emphasizing this style of investing. "Growth" stocks generally are more expensive relative to their earnings or assets than other types of stocks. Consequently, these stocks are more volatile than other types of stocks. In particular, growth stocks are very sensitive to changes in their earnings. Negative developments in this regard could cause a stock to decline dramatically, resulting in a decrease in this Fund's share price.

         Technology Sector Risks. Because of its narrow sector focus, the Fund's performance is closely tied to, and affected by, the sector in which it invests. Companies in the same or similar sectors are often faced with the same obstacles, issues or regulatory burdens, and their securities may react similarly and move in unison to these and other market conditions. Competitive pressures and changing demand may have a significant effect on the financial condition of companies in the technology sector. Such companies spend heavily on research and development and are especially sensitive to the risk of product obsolescence. As a result of these factors, shares of the Fund may be more volatile than shares of mutual funds that do not have a narrow sector focus.

         Smaller Companies. The prices of equity securities fluctuate based on changes in a company's activities and financial condition and in overall market and financial conditions. The smaller companies in which the Fund invests are especially sensitive to these factors and therefore may be subject to greater share price fluctuations than other companies. Also, securities of these smaller companies are often less liquid, thus possibly limiting the ability of the Fund to dispose of such securities when the Adviser deems it desirable to do so. As a result of these factors, securities of these smaller companies may expose shareholders of the Fund to above average risk.

         Unit Investment Trusts. The Fund may invest in shares of certain unit investment trusts ("UITs") traded on the American Stock Exchange. Each UIT represents a proportionate interest, in substantially the same weighting, in the stocks that make up a particular stock index. The Fund may also invest in similar securities representing proportionate interests in stocks making up certain other stock indices. Due to the nature of UITs and similar securities, the Fund could experience substantial losses on such investments during periods of declining equity prices.

         Investments in Other Mutual Funds. The following risks are related to the Fund's investment in other mutual funds:

         $ Index and Leveraged Index Funds. The Fund may invest in Aindex funds@ or Aleveraged index funds.@ If equity prices generally decline while the Fund is invested in an index fund or funds, the Fund could experience substantial losses. Such losses would be magnified to the extent the Fund is invested in a leveraged index fund or funds.

         $ Duplication of Expenses. An investor in the Fund will bear not only his proportionate share of the expenses of the Fund but also indirectly similar expenses of the underlying mutual funds in which the Fund invests. These expenses consist of advisory fees, expenses related to the distribution of shares, brokerage commissions, accounting, pricing and custody expenses, printing, legal and audit expenses and other miscellaneous expenses. However, the Fund will not invest in shares of underlying mutual funds which charge sales loads and the Advisor will not receive any distribution (12b-1) fees in respect of the sale of such shares to the Fund.

         $ Concentration. Through its investment in underlying funds, the Fund indirectly may invest more than 25% of its assets in one industry. Such indirect concentration of the Fund's assets may subject the shares of the Fund to greater fluctuation in value than would be the case in the absence of such concentration.

         Portfolio Turnover. Maxus Darwinian Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolio from time to time as business and economic conditions and market prices may dictate and their respective investment policies may require. It is estimated that the portfolio turnover rate generally will not exceed _____%. A high rate of portfolio turnover in any year will increase brokerage commissions paid and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders. Any realized net short-term investment gain will be taxed to shareholders as ordinary income.

                       MAXUS FINANCIAL CONSOLIDATION FUND
                               RISK/RETURN SUMMARY

Investment Objective

         The investment objective of the Fund is to obtain capital appreciation.

Principal Investment Strategies

         Maxus Financial Consolidation Fund pursues its investment objective by investing primarily in equity securities of financial institutions, insurance companies, asset management companies and broker/dealers. The Fund emphasizes a "value" style of investing. In deciding which securities to buy and which to sell, the Adviser will give primary consideration to fundamental factors. For example, securities having relatively low ratios of share price to book value, net asset value, earnings and cash flow will generally be considered attractive investments. Additionally, the Adviser will give secondary consideration to the possibility that a particular institution could be the target of an acquiring financial services company.

         The equity securities in which the Fund invests may consist of common stocks, preferred stocks and debt securities that are convertible into common stocks or preferred stocks.

         When the Adviser believes that market conditions warrant a temporary defensive posture, the Fund may invest up to 100% of its assets in high-quality short-term debt securities and money market instruments. The taking of such a temporary defensive posture may adversely affect the ability of the Fund to achieve its investment objective.

Principal Risks.

         Volatility. The value of securities in the Fund's portfolio will go up and down. The Fund's portfolio will reflect changes in the prices of individual portfolio securities or general changes in securities valuations. Consequently, the Fund's share price may decline and you could lose money.

         Sector Risks. Because of its narrow sector focus, Maxus Financial Consolidation Fund's performance is closely tied to, and affected by, the sector in which it invests. Companies in the same or similar sectors are often faced with the same obstacles, issues or regulatory burdens, and their securities may react similarly and move in unison to these and other market conditions. As a result of these factors, shares of the Fund may be more volatile than shares of mutual funds that do not have a narrow sector focus.

         Investments in Financial Industry. The concentration of the Fund's investments in the banking and financial institution industry will subject to the Fund to risks in addition to those that apply generally to equity investments, including the risk that legislative and regulatory developments may significantly affect the banking and financial institution industry as a whole and subject the Fund to greater market fluctuations than a fund that does not concentrate in a particular industry. For example, federal and state banking laws and regulations may restrict the ability of banks or financial institutions to compete geographically or engage in certain activities. In addition, the Federal Reserve may adjust interest rates, and adversely affect the price of a security of a bank or financial institution.

         Smaller Companies. The prices of equity securities fluctuate based on changes in a company's activities and financial condition and in overall market and financial conditions. The smaller companies in which the Fund invests are especially sensitive to these factors and therefore may be subject to greater share price fluctuations than other companies. Also, securities of these smaller companies are often less liquid, thus possibly limiting the ability of the Fund to dispose of such securities when the Adviser deems it desirable to do so. As a result of these factors, securities of these smaller companies may expose shareholders of the Fund to above average risk.

         Portfolio Turnover. The Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolios from time to time as business and economic conditions and market prices may dictate and their respective investment policies may require. It is estimated that the portfolio turnover rate generally will not exceed ______%. A high rate of portfolio turnover in any year will increase brokerage commissions paid and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders. Any realized net short-term investment gain will be taxed to shareholders as ordinary income.

         Debt Securities Risks. The Fund's portfolio will also be exposed to the following additional risks in connection with its investments in debt securities

               Prices of debt  securities  rise and fall in response to interest rate changes for similar securities. Generally, when interest rates rise, prices of debt securities fall. The net asset value of the Fund may decrease during periods of rising interest rates.

               An issuer of debt  securities may default (fail to repay interest and principal when due). If an issuer defaults or the risk of such default is perceived to have increased, the Fund will lose all or part of its investment. The net asset value of the Fund may fall during periods of economic downturn when such defaults or risk of defaults increase.

               Securities  rated  below  investment  grade,  also  known as junk bonds, generally entail greater risks than investment grade securities. For example, their prices are more volatile, their values are more negatively impacted by economic downturns, and their trading market may be more limited.

                               MAXUS FOUNDERS FUND
                               RISK/RETURN SUMMARY

Investment Objective

         The investment objective of the Fund is to obtain the highest total return, a combination of income and capital appreciation, consistent with reasonable risk.

Principal Investment Strategies

         Maxus Founders Fund pursues its investment objective by investing primarily in equity securities, including common stock, preferred stock, securities convertible into common stock or preferred stock, shares of real estate investment trusts, and common and preferred shares of closed-end investment companies (also known as "closed-end funds") having portfolios consisting primarily of either income-producing securities or equity securities. The Fund may also invest in debt securities, principally in securities rated BBB or better by Standard & Poor's Corporation rating service, known as investment grade quality securities. To a lesser degree, the Fund may also invest in securities rated below investment grade quality, sometimes referred to as "junk bonds," if the Advisor believes that there is an opportunity for exceptional capital gains. Please refer to Appendix A of this Prospectus for a description of these ratings.

         The Fund emphasizes a "value" style of investing. In deciding which securities to buy and which to sell, the Adviser will give primary consideration to fundamental factors. For example, securities having relatively low ratios of share price to book value, net asset value, earnings and cash flow will generally be considered attractive investments.

         When the Adviser believes that market conditions warrant a temporary defensive posture, the Fund may invest up to 100% of its assets in high-quality short-term debt securities and money market instruments. The taking of such a temporary defensive posture may adversely impact the ability of the Fund to achieve its investment objective.

Principal Risks.

         Volatility. The value of securities in the Fund's portfolio will go up and down. The Fund's portfolio will reflect changes in the prices of individual portfolio securities or general changes in securities valuations. Consequently, the Fund's share price may decline and you could lose money.

         Smaller Companies. The prices of equity securities fluctuate based on changes in a company=s activities and financial condition and in overall market and financial conditions. The smaller companies in which the Fund invests are especially sensitive to these factors and therefore may be subject to greater share price fluctuations than other companies. Also, securities of these smaller companies are often less liquid, thus possibly limiting the ability of the Fund to dispose of such securities when the Adviser deems it desirable to do so. As a result of these factors, securities of these smaller companies may expose shareholders of the Fund to above average risk.

         Debt Securities Risks. The Fund's portfolio will also be exposed to the following additional risks in connection with its investments in debt securities and in closed-end funds which invest primarily in debt securities:

               Prices of debt  securities  rise and fall in response to interest rate changes for similar securities. Generally, when interest rates rise, prices of debt securities fall. The net asset value of the Fund may decrease during periods of rising interest rates.

               An issuer of debt  securities may default (fail to repay interest and principal when due). If an issuer defaults or the risk of such default is perceived to have increased, the Fund will lose all or part of its investment. The net asset value of the Fund may fall during periods of economic downturn when such defaults or risk of defaults increase.

               Securities  rated  below  investment  grade,  also  known as junk bonds, generally entail greater risks than investment grade securities. For example, their prices are more volatile, their values are more negatively impacted by economic downturns, and their trading market may be more limited.

         Closed-End Funds. The closed-end funds in which the Fund invests typically pay an advisory fee for the management of their portfolios, as well as other expenses. Therefore, the investment by the Fund in closed-end funds often results in a duplication of advisory fees and other expenses, thereby resulting in a lower return for the Fund than would be the case in the absence of such duplication.

         Portfolio Turnover. The Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolios from time to time as business and economic conditions and market prices may dictate and their respective investment policies may require. The Fund may make investments for very short periods, including day trades, and therefore it is estimated that the portfolio turnover rate the portfolio turnover rate of the Fund is much higher than that of most other funds with similar objectives. The higher the portfolio turnover rate, the greater will be the custodial transaction charges borne by the Fund. Also, a high rate of portfolio turnover will result in high amounts of realized investment gain subject to the payment of taxes by shareholders. Any realized net short-term investment gain will be taxed to shareholders as ordinary income. See "Dividends, Distributions and Taxes" below.

                         MAXUS INTERNATIONAL EQUITY FUND
                               RISK/RETURN SUMMARY

Investment Objective

         The investment objective of the Fund is to obtain capital appreciation.

Principal Investment Strategies

         Maxus International Equity Fund pursues its investment objective by investing at least 80% of its assets in (1) equity securities (consisting of common or preferred stocks) which both (a) trade on markets in countries other than the United States ("U.S.") and (b) are issued by companies domiciled in countries other than the U.S. or derive at least 50% of either their revenues or pre-tax income from activities outside of the U.S. (collectively, "Foreign Securities"), (2) securities representing underlying Foreign Securities such as American Depositary Receipts ("ADRs"), and (3) shares of closed-end and no-load open-end investment companies (i.e. mutual funds) that invest in Foreign Securities. The Fund may invest up to 20% of its assets in domestic securities.

         The Fund emphasizes a "value" style of investing. In deciding which securities to buy and which to sell, the Adviser will give primary consideration to fundamental factors. For example, securities having relatively low ratios of share price to book value, net asset value, earnings and cash flow will generally be considered attractive investments.

         When the Adviser believes that market conditions warrant a temporary defensive posture, the Fund may invest up to 100% of its assets in high-quality short-term debt securities and money market instruments. The taking of such a temporary defensive posture may adversely impact the ability of the Fund to achieve its investment objective.

Principal Risks.

         Volatility. The value of securities in the Fund's portfolio will go up and down. The Fund's portfolio will reflect changes in the prices of individual portfolio securities or general changes in securities valuations. Consequently, the Fund's share price may decline and you could lose money.

         Foreign Securities Risks. The Fund invests, directly or through ADRs or investment companies primarily in Foreign Securities, which can carry higher returns but involve more risks than those associated with domestic investments. Foreign investments may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. There may be less information available about a foreign company than about a U.S. company and foreign companies may not be subject to reporting standards and requirements comparable to those applicable to U.S. companies. Foreign securities may not be as liquid as U.S. securities. Securities of foreign companies may involve greater market risk than securities of U.S. companies, and foreign brokerage commissions and custody fees are generally higher than in the United States. Investments in foreign securities may also be subject to local economic or political risks, political instability and possible nationalization of issuers. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid, reducing the Adviser's ability to buy and sell shares.

         Smaller Companies. The prices of equity securities fluctuate based on changes in a company=s activities and financial condition and in overall market and financial conditions. The smaller companies in which the Fund invests are especially sensitive to these factors and therefore may be subject to greater share price fluctuations than other companies. Also, securities of these smaller companies are often less liquid, thus possibly limiting the ability of the Fund to dispose of such securities when the Adviser deems it desirable to do so. As a result of these factors, securities of these smaller companies may expose shareholders of the Fund to above average risk.

         Investments in Other Mutual Funds. The following risks are related to the Fund's investment in other mutual funds:

        $ Duplication of Expenses. An investor in the Fund will bear not only his proportionate share of the expenses of the Fund but also indirectly similar expenses of the underlying mutual funds in which the Fund invests. These expenses consist of advisory fees, expenses related to the distribution of shares, brokerage commissions, accounting, pricing and custody expenses, printing, legal and audit expenses and other miscellaneous expenses. However, the Fund will not invest in shares of underlying mutual funds which charge sales loads and the Advisor will not receive any distribution (12b-1) fees in respect of the sale of such shares to the Fund.

         $ Concentration. Through its investment in underlying funds, the Fund indirectly may invest more than 25% of its assets in one industry. Such indirect concentration of the Fund's assets may subject the shares of the Fund to greater fluctuation in value than would be the case in the absence of such concentration.

         Portfolio Turnover. The Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolios from time to time as business and economic conditions and market prices may dictate and their respective investment policies may require. It is estimated that the portfolio turnover rate generally will not exceed ____%. A high rate of portfolio turnover in any year will increase brokerage commissions paid and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders. Any realized net short-term investment gain will be taxed to shareholders as ordinary income.

                                    OTI FUND
                               RISK/RETURN SUMMARY

Investment Objective

         The investment objective of the Fund is to obtain capital appreciation.

Principal Investment Strategies

         The Fund pursues its objective by investing, under normal conditions, at least 80% of its total assets in the securities described below.

         Equity Securities. Equity securities are common stocks and preferred stocks and securities convertible or exchangeable into common stocks or preferred stocks. The Fund seeks to maximize capital appreciation by investing in equity securities that represent excellent value in relation to companies= cash-generating ability, net assets, and perceived future earning power, thus providing an excellent opportunity for achieving capital appreciation.

         The Fund implements this strategy through a two-step stock selection process that consists of trend analysis and fundamental research. The Fund uses a proprietary stock price indicator. This indicator incorporates technical, statistical, analytical and mathematical factors to estimate the most probable future price movements for each of 9000 stocks and for the equity markets in general. To those equity securities which this indicator suggests are particularly likely to appreciate within a given time period, the Adviser will apply fundamental research and analysis (considering fundamental company-specific factors such as price-to-earnings ratio, debt-to-equity ration, price-to-sales ratio, cash flow and insider transactions) to select for investment securities which the Adviser believes represent excellent value. A portion of the Fund's assets will be invested in securities of smaller companies.

         Mutual Funds. The Fund may invest in other mutual funds, including mutual funds whose investment objectives are to provide investment results which either (i) generally correspond to the performance of a recognized stock price index (Aindex funds@), (ii) generally correspond to a specified multiple of the performance of a recognized stock price index (Aleveraged index funds@), (iii) generally correspond to the inverse (opposite) of the performance of a recognized stock price index (Abear funds@) or (iv) generally correspond to a specified multiple of the inverse (opposite) of the performance of a recognized stock price index (Aleveraged bear funds@).

         The Fund may invest in index funds and/or leveraged index funds when the proprietary stock price indicator utilized by the Fund indicates that equity prices in general are likely to rise in the near term. Investments in index funds and leveraged index funds are designed to allow the Fund to seek to profit from anticipated increases in the indexes to which such funds generally are correlated. For example, on a day when the S&P 500 Index increases by 1%, an index fund which seeks investment results that correspond generally to the performance of the S&P 500 Index should experience a gain in net asset value of approximately 1%. Conversely, if the S&P 500 Index were to decrease by 1% on a particular day, the net asset value of the same fund should decrease approximately 1%. These results (whether positive or negative) would be magnified in the case of a leveraged index fund. For example, a leveraged index fund which seeks investments results that correspond generally to twice the performance of the S&P 500 Index should experience a gain in net asset value of approximately 2% on a day when the S&P 500 Index increases by 1%, but should experience a loss in net asset value of approximately 2% on a day when the S&P 500 Index decreases by 1%. Due to the nature of index funds and leveraged index funds, the Fund could experience substantial losses on such investments during periods of declining equity prices.

         The Fund may invest in bear funds and/or leveraged bear funds when the stock price indicator utilized by the Fund indicates that equity prices in general are likely to decline in the near term. Investments in bear funds and leveraged bear funds are designed to allow the Fund to seek to profit from anticipated decreases in the indexes to which such funds generally are inversely correlated. For example, on a day when the S&P 500 Index decreases by 1%, a bear fund which seeks investment results that correspond to the inverse of the performance of the S&P 500 Index should experience a gain in net asset value of approximately 1%. Conversely, if the S&P 500 Index were to increase by 1% on a particular day, the net asset value of the same fund should decrease approximately 1%. These results (whether positive or negative) would be magnified in the case of a leveraged bear fund. For example, a leveraged bear fund which seeks investments results that correspond to twice the inverse (opposite) of the performance of the S&P 500 Index should experience a gain in net asset value of approximately 2% on a day when the S&P 500 Index decreases by 1%, but should experience a loss in net asset value of approximately 2% on a day when the S&P 500 Index increases by 1%. Due to the nature of bear funds and leveraged bear funds, the Fund could experience substantial losses on such investments during periods of rising equity prices.

         SPDRs. In addition, the Fund may invest in Standard & Poor=s Depository Receipts (ASPDRs@), which are shares of certain unit investment trusts traded on the American Stock Exchange. Each SPDR represents a proportionate interest, in substantially the same weighting, in the stocks that make up a particular stock index published by Standard & Poor=s Corporation. The Fund may also invest in similar securities representing proportionate interests in stocks making up certain other stock indices. Due to the nature of SPDRs and similar securities, the Fund could experience substantial losses on such investments during periods of declining equity prices.

         Money Market Investments and Debt Securities. Under normal conditions, the Fund also may invest up to 20% of its total assets in cash, high-quality commercial paper, other money market instruments and money market mutual funds (collectively, Amoney market investments@), investment grade corporate debt securities, U.S. Government Securities and U.S. Government agency securities. In addition, when the Adviser believes that market conditions warrant a temporary defensive position, the Fund may invest without limitation in money market investments. The taking of such a temporary defensive position may adversely affect the ability of the Fund to achieve its investment objective.

         Portfolio Turnover. The Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolios from time to time as business and economic conditions and market prices may dictate and their respective investment policies may require. It is estimated that the portfolio turnover rate generally will not exceed 500%. A high rate of portfolio turnover in any year will increase brokerage commissions paid and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders. Any realized net short-term investment gain will be taxed to shareholders as ordinary income.

Principal Risks.

         Volatility. The value of securities in the Fund's portfolio will go up and down. The Fund's portfolio will reflect changes in the prices of individual portfolio securities or general changes in securities valuations. Consequently, the Fund's share price may decline and you could lose money.

         Smaller Companies. The prices of equity securities fluctuate based on changes in a company=s activities and financial condition and in overall market and financial conditions. The smaller companies in which the Fund invests are especially sensitive to these factors and therefore may be subject to greater share price fluctuations than other companies. Also, securities of these smaller companies are often less liquid, thus possibly limiting the ability of the Fund to dispose of such securities when the Adviser deems it desirable to do so. As a result of these factors, securities of these smaller companies may expose shareholders of the Fund to above average risk.

         Investments in Other Mutual Funds and SPDRs. The following risks are related to the Fund's investment in other mutual funds and SPDRs:

         $ Index and Leveraged Index Funds. The Fund may invest in Aindex funds@ or Aleveraged index funds.@ If equity prices generally decline while the Fund is invested in an index fund or funds, the Fund could experience substantial losses. Such losses would be magnified to the extent the Fund is invested in a leveraged index fund or funds.

         $ Bear and Leveraged Bear Funds. The Fund may also invest in Abear funds@ or Aleveraged bear funds.@ If equity prices generally rise while the Fund is invested in a bear fund or funds, the Fund could experience substantial losses. Such losses would be magnified to the extent the Fund is invested in a leveraged bear fund or funds.

         $ Duplication of Expenses. An investor in the Fund will bear not only his proportionate share of the expenses of the Fund but also indirectly similar expenses of the underlying mutual funds in which the Fund invests. These expenses consist of advisory fees, expenses related to the distribution of shares, brokerage commissions, accounting, pricing and custody expenses, printing, legal and audit expenses and other miscellaneous expenses. However, the Fund will not invest in shares of underlying mutual funds which charge sales loads and the Advisor will not receive any distribution (12b-1) fees in respect of the sale of such shares to the Fund.

         $ Concentration. Through its investment in underlying funds, the Fund indirectly may invest more than 25% of its assets in one industry. Such indirect concentration of the Fund's assets may subject the shares of the Fund to greater fluctuation in value than would be the case in the absence of such concentration.

         $        SPDRs.  The Fund may invest in SPDRs and  similar  securities.
                  Due to the nature of SPDRs and similar securities, the Fund could experience substantial losses on such investments during periods of declining equity prices.

                         FEES AND EXPENSES OF THE FUNDS

This table describes the fees and expenses that you may pay if you buy and hold shares of a Fund.

Annual Fund Operating Expenses (expenses that are deducted from Fund).

                                                                                                    Maxus
                    Maxus Darwinian        Maxus Financial       Maxus Founders        International
                          Fund           Consolidation Fund          Fund               Equity Fund           OTI Fund
                    Investor  Insti-     Investor   Insti-     Investor   Insti-     Investor  Insti-     Investor   Insti
                    Class     tutional   Class      tutional   Class      tutional   Class     tutional   Class      tution
                              Class                 Class                 Class                Class                 Class

Management Fees     1.00%     1.00%      1.00%      1.00%      1.00%      1.00%      1.00%     1.00%      1.00%      1.00%

Distribution
and/or Service      0.60%     0.00%      0.60%      0.00%      0.60%      0.00%      0.60%     0.00%      0.60%      0.00%
(12b-1) Fees

Other Expenses      1.25%     1.25%      1.25%      1.25%      1.25%      1.25%      1.25%     1.25%      1.25%      1.25%

Total Annual Fund   2.85%     2.25%      2.85%      2.25%      2.85%      2.25%      2.85%     2.25%      2.85%      2.25%
Operating Expenses

A shareholder who requests that the proceeds of a redemption be sent by wire transfer will be charged for the cost of such wire, which is $20.00 as of the date of this Prospectus (subject to change without notice).

Examples: These Examples are intended to help you compare the cost of investing in a Fund with the cost of investing in other mutual funds.

The Examples assume that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Investor Shares                         1 year    3 years    5 years    10 years
                                        ------    -------    -------    --------

Maxus Darwinian Fund
Maxus Financial Consolidation Fund
Maxus Founders Fund
Maxus International Equity Fund
OTI Fund

Institutional Shares
Maxus Darwinian Fund
Maxus Financial Consolidation Fund
Maxus Founders Fund
Maxus International Equity Fund
OTI Fund

                             HOW TO PURCHASE SHARES

By this  Prospectus,  each Fund is offering  Investor  Shares and  Institutional
Shares. Investor Shares and Institutional Shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class.

Investor Shares

         Investor Shares may be purchased by any investor without a sales charge. A minimum initial investment of $1,000 is required to open an Investor Shares account with subsequent minimum investments of $100. Investment minimums may be waived at the discretion of each Fund.

Institutional Shares

         Institutional Shares may be purchased without a sales charge by (1) financial institutions, such as banks, trust companies, thrift institutions, mutual funds or other financial institutions, acting on their own behalf or on behalf of their qualified fiduciary accounts, employee benefit or retirement plan accounts or other qualified accounts, (2) securities brokers or dealers acting on their own behalf or on behalf of their clients, (3) directors or employees of the Funds or of the Adviser or its affiliated companies or by the relatives of those individuals or the trustees of benefit plans covering those individuals. These requirements for the purchase of Institutional Shares may be waived in the sole discretion of the Funds.

         A minimum initial investment of $1,000,000 is required to open an Institutional Shares account with subsequent minimum investments of $10,000. Investment minimums may be waived at the discretion of each Fund.

Shareholders' Accounts

         When a shareholder invests in a Fund, Mutual Shareholder Services ("Mutual Shareholder Services"), the Transfer Agent for each Fund, will establish an open account to which all full and fractional shares (to three decimal places) will be credited, together with any dividends and capital gains distributions, which are paid in additional shares unless the shareholder otherwise instructs the Transfer Agent. Stock certificates will be issued for full shares only when requested in writing. Each shareholder is notified of the status of his account following each purchase or sale transaction.

Initial Purchase

The initial purchase may be made by check or by wire in the following manner:

By Check. The Account Application which accompanies this Prospectus should be completed, signed, and, along with a check for the initial investment payable to Maxus Darwinian Fund, Maxus Financial Consolidation Fund, Maxus Founders Fund, Maxus International Equity Fund or OTI Fund, mailed to: Mutual Shareholder Services, The Tower at Erieview, Suite 1005, 1301 East Ninth Street, Cleveland, Ohio 44114.

By Wire. In order to expedite the investment of funds, investors may advise their bank or broker to transmit funds via Federal Reserve Wire System to:
Firstar, N.A. Cinti/Trust, ABA #0420-0001-3, F/F/C Account No. _________ Maxus Mutual Funds DDA ____________ (Firstar Trust). Also provide the shareholder's name and account number. In order to obtain this needed account number and receive additional instructions, the investor may contact, prior to wiring funds, Mutual Shareholder Services, at (216) 736-3500. The investor's bank may charge a fee for the wire transfer of funds.

Subsequent Purchases

Investors may make additional purchases in the following manner:

By Check. Checks made payable to Maxus Darwinian Fund, Maxus Financial Consolidation Fund, Maxus Founders Fund, Maxus International Equity Fund or OTI Fund should be sent, along with the stub from a previous purchase or sale confirmation, to Mutual Shareholder Services, The Tower at Erieview, Suite 1005, 1301 East Ninth Street, Cleveland, OH 44114.

By Wire. Funds may be wired by following the previously discussed wire instructions for an initial purchase.

By Telephone. Investors may purchase shares up to an amount equal to 3 times the market value of shares held in the shareholder's account in a Fund on the preceding day for which payment has been received, by telephoning Mutual Shareholder Services, at (216) 736-3500 and identifying their account by number. Shareholders wishing to avail themselves of this privilege must complete a Telephone Purchase Authorization Form which is available from the Fund. A confirmation will be mailed and payment must be received within 3 business days of date of purchase. If payment is not received within 3 business days the Fund reserves the right to redeem the shares purchased by telephone, and if such redemption results in a loss to the Fund, redeem sufficient additional shares from the shareholder's account to reimburse the Fund for the loss. Payment may be made by check or by wire. The Adviser has agreed to hold the Fund harmless from net losses resulting from this service to the extent, if any, not reimbursed from the shareholder's account. This telephone purchase option may be discontinued without notice.

Systematic Investment Plan

         The Systematic Investment Plan permits investors to purchase shares of any Fund at monthly intervals. Provided the investor's bank or other financial institution allows automatic withdrawals, shares may be purchased by transferring funds from the account designated by the investor. At the investor's option, the account designated will be debited in the specified amount, and shares will be purchased once a month, on or about the 15th day. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Investors desiring to participate in the Systematic Investment Plan should call Mutual Shareholder
Services at (216) 736-3500 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets.

Price of Shares

         The price paid for shares of a certain class of a Fund is the net asset value per share of such class of such Fund next determined after receipt by the Transfer Agent of your investment in proper form, except that the price for shares purchased by telephone is the net asset value per share next determined after receipt of telephone instructions. Net asset value per share is computed for each class of each Fund as of the close of business (currently 4:00 P.M., New York time) each day the New York Stock Exchange is open for trading and on each other day during which there is a sufficient degree of trading in such Fund's investments to affect materially net asset value of its redeemable securities. The assets of the Funds are valued primarily on the basis of market quotations.

Other Information Concerning Purchase of Shares

         Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons. If an order is canceled because of non-payment or because your check does not clear, you will be responsible for any loss that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for any loss. The Adviser has agreed to hold each Fund harmless from net losses to that Fund resulting from the failure of a check to clear to the extent, if any, not recovered from the investor. For purchases of $50,000 or more, each Fund may, in its discretion, require payment by wire or cashier's or certified check.

                              HOW TO REDEEM SHARES

         All shares of each class of each Fund offered for redemption will be redeemed at the net asset value per share of such class of that Fund next determined after receipt of the redemption request, if in good order, by the Transfer Agent. See "Price of Shares." Because the net asset value of each Fund's shares will fluctuate as a result of changes in the market value of securities owned, the amount a stockholder receives upon redemption may be more or less than the amount paid for the shares. Redemption proceeds will be mailed to the shareholder's registered address of record or, if $5,000 or more, may be transmitted by wire, upon request, to the shareholder's pre-designated account at a domestic bank. The shareholder will be charged for the cost of such wire. If shares have been purchased by check and are being redeemed, redemption proceeds will be paid only after the check used to make the purchase has cleared (usually within 15 days after payment by check). This delay can be avoided if, at the time of purchase, the shareholder provides payment by certified or cashier's check or by wire transfer.

Redemption by Mail

         Shares may be redeemed by mail by writing directly to the Funds' Transfer Agent, Mutual Shareholder Services, The Tower at Erieview, Suite 1005, 1301 East Ninth Street, Cleveland, Ohio 44114. The redemption request must be signed exactly as the shareholder's name appears on the registration form, with the signature guaranteed, and must include the account number. If shares are owned by more than one person, the redemption request must be signed by all owners exactly as the names appear on the registration.

         If a shareholder is in possession of the stock certificate, these certificates must accompany the redemption request and must be endorsed as registered with a signature guarantee. Additional documents may be required for registered certificates owned by corporations, executors, administrators, trustees or guardians. A request for redemption will not be processed until all of the necessary documents have been received in proper form by the Transfer Agent. A shareholder in doubt as to what documents are required should contact Mutual Shareholder Services at (216) 736-3500.

         You should be able to obtain a signature guarantee from a bank, broker-dealer, credit union (if authorized under state law), securities exchange or association, clearing agency or savings association. A notary public is not an acceptable guarantor. A Fund may in its discretion waive the signature guarantee in certain instances.

Redemption by Telephone

         Shares may be redeemed by telephone by calling Mutual Shareholder Services at (216) 736-3500 between 9:00 A.M. and 4:00 P.M. eastern time on any day the New York Stock Exchange is open for trading. An election to redeem by telephone must be made on the initial application form or on other forms prescribed by the Fund which may be obtained by calling the Funds at (216) 687-1000. This form contains a space for the shareholder to supply his own four digit identification number which must be given upon request for redemption. A Fund will not be liable for following instructions communicated by telephone that the Fund reasonably believes to be genuine. If a Fund fails to employ reasonable procedures to confirm that instructions communicated by telephone are genuine, the Fund may be liable for any losses due to unauthorized or fraudulent instructions. Any changes or exceptions to the original election must be made in writing with signature guaranteed, and will be effective upon receipt by the Transfer Agent. The Transfer Agent and each Fund reserve the right to refuse any telephone instructions and may discontinue the aforementioned redemption option without notice. The minimum telephone redemption is $1,000.

Other Information Concerning Redemption

         A shareholder who requests that the proceeds of a redemption be sent by wire transfer will be charged for the cost of such wire, which is $20.00 as of the date of this Prospectus (subject to change without notice).

         Each Fund reserves the right to take up to seven days to make payment if, in the judgment of the Fund's Investment Adviser, such Fund could be affected adversely by immediate payment. In addition, the right of redemption for a Fund may be suspended or the date of payment postponed (a) for any period during which the NYSE is closed (other than for customary week-end and holiday closings), (b) when trading in the markets that the Fund normally utilizes is restricted, or when an emergency, as defined by the rules and regulations of the SEC, exists, making disposal of that Fund's investments or determination of its net asset value not reasonably practicable, or (c) for any other periods as the SEC by order may permit for protection of that Fund's shareholders.

         Due to the high cost of maintaining accounts, each Fund has the right to redeem, upon not less than 30 days written notice, all of the shares of any shareholder if, through redemptions, the shareholder's account has a net asset value of less than $1,000 in the case of Investor Shares or $1,000,000 in the case of Institutional Shares. A shareholder will be given at least 30 days written notice prior to any involuntary redemption and during such period will be allowed to purchase additional shares to bring his account up to the applicable minimum before the redemption is processed.


                           SYSTEMATIC WITHDRAWAL PLAN

         Shareholders who own shares of a Fund valued at $15,000 or more may elect to receive a monthly or quarterly check in a stated amount (minimum check amount is $100 per month or quarter). Shares will be redeemed at net asset value as may be necessary to meet the withdrawal payments. If withdrawal payments exceed reinvested dividends and distributions, the investor's shares will be reduced and eventually depleted. A withdrawal plan may be terminated at any time by the shareholder or the applicable Fund. Costs associated with a withdrawal plan are borne by the applicable Fund. Additional information regarding systematic withdrawal plans may be obtained by calling Mutual Shareholder Services at (216) 736-3500.


                              INVESTMENT MANAGEMENT

           Each Fund has retained as its investment advisor Maxus Asset Management Inc. (the AAdviser@), The Tower at Erieview, 36th Floor, 1301 East Ninth Street, Cleveland, Ohio 44114, an investment management organization founded in 1976. The Adviser is actively engaged in providing discretionary investment management services to institutional and individual clients.

           Subject to the supervision of the Funds= Board of Trustees, the Adviser manages the Funds' assets, including buying and selling portfolio securities. The Adviser also furnishes office space and certain administrative services to the Funds.

           A key component of the fundamental research utilized by the Adviser in managing the assets of OTI Fund is a proprietary stock price indicator service provided to the Adviser by OTI Equity Research Inc. (AOTI@). All final investment decisions are made by the Adviser.

           The Adviser receives from each Fund as compensation for its services an annual fee of 1% of such Fund's net assets. The Advisor may, from time to time, agree to reimburse the Funds for management fees and other expenses above a specified limit. The Advisor retains the ability to be repaid by a Fund if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be terminated by the Advisor at any time, can decrease such Fund's expenses and boost its performance.

Portfolio Manager

        Richard A. Barone has been the portfolio manager of Maxus Founders Fund, Maxus International Equity Fund and OTI Fund since their inception in 2000.
Mr. Barone has been President of the Adviser since 1976.

         Alan Miller has been the portfolio manager of Maxus Darwinian Fund and Maxus International Equity Fund since their inception in 2000. Mr. Miller has been a portfolio manager with the Adviser since 1994.

         Robert Conrad has been the portfolio manager of Maxus Darwinian Fund since its inception in 2000. Mr. Conrad has been employed with the Adviser since 1994.

Rule 12b-1 Plan (Investor Shares Only)

         Each Fund has adopted a Rule 12b-1 Plan, which allows it to pay marketing and servicing fees to the Distributor for the sale, distribution and customer servicing of each Fund's Investor Shares. Such fees are payable at the annual rate of .50% of the average daily net assets of the Investor Shares of each Fund. Because Investor Shares pay marketing and servicing fees on an ongoing basis, your investment cost may be higher over time than other shares with different sales charges and fees.


                       DIVIDENDS, DISTRIBUTIONS AND TAXES

         Each Fund declares and pays any dividends annually to shareholders. Dividends are paid to all shareholders invested in the Fund on the record date. The record date is the date on which a shareholder must officially own shares in order to earn a dividend.

         In addition, each Fund pays any capital gains at least annually. Your dividends and capital gains distributions will be automatically reinvested in additional Shares without a sales charge, unless you elect cash payments.

         If you purchase Shares just before a Fund declares a dividend or capital gain distribution, you will pay the full price for the Shares and then receive a portion of the price back in the form of a distribution, whether or not you reinvest the distribution in Shares. Therefore, you should consider the tax implications of purchasing Shares shortly before a Fund declares a dividend or capital gain. Contact your investment professional or the Fund for information concerning when dividends and capital gains will be paid.

         Each Fund sends an annual statement of your account activity to assist you in completing your federal, state and local tax returns. Fund distributions of dividends and capital gains are taxable to you whether paid in cash or reinvested in a Fund. Dividends are taxable as ordinary income; capital gains are taxable at different rates depending upon the length of time a Fund holds its assets.

         Fund distributions may be both dividends and capital gains. Generally, distributions from the Funds are expected to be primarily capital gains distributions. Redemptions and exchanges are taxable sales. Please consult your tax adviser regarding your federal, state, and local tax liability.


                               GENERAL INFORMATION

           Shares of each Fund are offered exclusively by the Funds' Distributor, Maxus Securities Corp. an affiliate of the Adviser. The
Distributor's address is The Tower at Erieview, 36th Floor, 1301 East Ninth Street, Cleveland, Ohio 44114.

           Firstar, N.A., 425 Walnut Street, Cincinnati, Ohio 45201, is the custodian for each Fund's securities and cash. Mutual Shareholder Services (an affiliate of the Advisor), The Tower at Erieview, Suite 1005, 1301 East Ninth Street, Cleveland, Ohio 44114, is each Fund's Transfer, Redemption and Dividend Distributing Agent.

           McCurdy & Associates C.P.A.'s, Inc., 27955 Clemons Road, Westlake, Ohio 44145, have been appointed as independent accountants for the Funds.

           McDonald, Hopkins, Burke & Haber Co., L.P.A., 2100 Bank One Center, 600 Superior Avenue, E., Cleveland, Ohio 44114, is legal counsel to the Funds and to the Adviser.

                                   APPENDIX A
                          Description of Bond Ratings*

         AAA: Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

         AA: Bonds rated AA have very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

         A: Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in the higher rated categories.

         BBB: Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for the bonds in higher rated categories.

         BB, B, CCC and CC: Bonds rated BB, B, CCC and CC are regarded on balance as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.




*As described by Standard & Poor's Corporation.

                                TABLE OF CONTENTS

RISK/RETURN SUMMARY........................................................    2

FEES AND EXPENSES OF THE FUNDS.............................................    5

HOW TO PURCHASE SHARES.....................................................    6

HOW TO REDEEM SHARES.......................................................    7

SYSTEMATIC WITHDRAWAL PLAN.................................................    9

INVESTMENT MANAGEMENT......................................................    9

DIVIDENDS, DISTRIBUTIONS AND TAXES.........................................    9

GENERAL INFORMATION........................................................   10


         A Statement of Additional Information (SAI) dated ________________, 2000 is incorporated by reference into this prospectus. Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. The annual report discusses market conditions and investment strategies that significantly affected the Funds' performance during its last fiscal year. To obtain the SAI, the annual report, semi-annual report and other information without charge and to make shareholder inquiries, call the Funds at ______________________.

         Information about each Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission in Washington, D.C. Reports and other information about the Fund are available on the Commission's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-6009. You can call 1-800-SEC-0330 for information on the Public Reference Room's operations and copying charges.

                  Longboat Trust
                  The Tower at Erieview, 36th Floor
                  1301 East Ninth Street
                  Cleveland, Ohio  44114
                  (216) 687-1000


Investment Company Act File No:     811-

                       STATEMENT OF ADDITIONAL INFORMATION
                               _____________, 2000


                              MAXUS DARWINIAN FUND
                       MAXUS FINANCIAL CONSOLIDATION FUND
                               MAXUS FOUNDERS FUND
                         MAXUS INTERNATIONAL EQUITY FUND
                                    OTI FUND
                        The Tower at Erieview, 36th Floor
                             1301 East Ninth Street
                              Cleveland, Ohio 44114
                                 (216) 687-1000


         Maxus Darwinian Fund, Maxus Financial Consolidation Fund, Maxus Founders Fund, Maxus International Equity Fund, and OTI Fund (the "Funds") are separate diversified portfolios of Longboat Trust (the "Trust"), an open-end management investment company. The investment objective of the Funds is to obtain capital appreciation. This Statement of Additional Information relating to the Funds is not a prospectus. A copy of the Funds' prospectus can be obtained from the Funds' distributor, Maxus Securities Corp, The Tower at Erieview, 36th Floor, 1301 East Ninth Street, Cleveland, Ohio 44114, telephone number (216) 687-1000.

         The date of this Statement of Additional Information and of the prospectus to which it relates is _________, 2000.

                                TABLE OF CONTENTS


CAPTION                             PAGE     LOCATION IN PROSPECTUS

History of the Funds                         Not Applicable

Investments and Risks                        Maxus Darwinian Fund-
                                               Risk/Return Summary
                                             Maxus Financial Consolidation Fund-
                                               Risk/Return Summary
                                             Maxus Founders Fund-
                                               Risk/Return Summary
                                             Maxus International Equity Fund-
                                               Risk/Return Summary
                                             OTI Fund-
                                               Risk/Return Summary

Management of the Fund                       Investment Management

Ownership of Shares                          Not Applicable

Investment Advisory
and Other Services                           Investment Management

Brokerage Allocation                         Not Applicable

Capital Stock and
Other Securities                             Not Applicable

Purchase, Redemption
and Pricing of Shares                        How to Purchase Shares/
                                             How to Redeem Shares

Taxation of Fund                             Dividends, Distributions
                                             and Taxes

Distributor                                  Investment Management

Performance                                  Not Applicable

                              HISTORY OF THE FUNDS

         Maxus Darwinian Fund, Maxus Financial Consolidation Fund, Maxus Founders Fund, Maxus International Equity Fund and OTI Fund (the "Funds") are separate diversified portfolios of Longboat Trust (the "Trust"), which was organized as a Trust under the laws of the State of Ohio pursuant to a Declaration of Trust dated October 20, 1998.


                              INVESTMENTS AND RISKS

Classification

         Each of the Funds is a diversified portfolio of the Trust, an open-end management investment company.

Investment Strategies and Risks

         The principal investment strategies used by each Fund to pursue its investment objective, together with the principal risks of investing in such Fund, are described in the Prospectus under the headings "Maxus Darwinian Fund - Risk/Return Summary," "Maxus Financial Consolidation Fund - Risk/Return Summary," "Maxus Founders Fund - Risk/Return Summary," "Maxus International Equity Fund Risk/Return Summary," and "OTI Fund - Risk/Return Summary."

         Described below are certain other investment strategies (including strategies to invest in particular types of securities) which are not principal strategies:

         Options. Maxus Financial Consolidation Fund may invest up to 5% of its assets in put and call options which trade on securities exchanges. Such options may be on individual securities or on indexes. A put option gives the Fund, in return for the payment of a premium, the right to sell the underlying security or index to another party at a fixed price. If the market value of the underlying security or index declines, the value of the put option would be expected to rise. If the market value of the underlying security or index remains the same or rises, however, the put option could lose all of its value, resulting in a loss to the Fund.

         A call option gives the Fund, in return for the payment of a premium, the right to purchase the underlying security or index from another party at a fixed price. If the market value of the underlying security or index rises, the value of the call option would also be expected to rise. If the market value of the underlying security or index remains the same or declines, however, the call option could lose all of its value, resulting in a loss to the Fund.

         Closed-End Funds. Maxus Financial Consolidation Fund and Maxus Founders Fund each may also invest in closed-end investment companies (also known as "closed-end funds"). Typically, the common shares of closed-end funds are offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission. Such securities are then listed for trading on a national securities exchange or in the over-the-counter markets. Because the common shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company (such as the Fund), investors seek to buy and sell common shares of closed-end funds in the secondary market. The common shares of many closed-end funds, after their initial public offering, frequently trade at a price per share which is less than the net asset value per share, the difference representing the "market discount" of such common shares. The Funds purchase common shares of closed-end funds which trade at a market discount and which the Adviser believes presents the opportunity for capital appreciation or increased income due in part to such market discount.

         However, there can be no assurance that the market discount on common shares of any closed-end fund will ever decrease. In fact, it is possible that this market discount may increase and the Fund may suffer realized or unrealized capital losses due to further decline in the market price of the securities of such closed-end funds, thereby adversely affecting the net asset value of the Fund's shares. Similarly, there can be no assurance that the common shares of closed-end funds which trade at a premium will continue to trade at a premium or that the premium will not decrease subsequent to a purchase of such shares by the Fund. The Fund may also invest in preferred shares of closed-end funds.

         The Fund will structure its investments in the securities of closed-end funds to comply with applicable provisions of the Investment Company Act of 1940 (the "Act"). The presently applicable provisions require that (i) the Fund and affiliated person of such Fund not own together more than 3% of the total outstanding stock of any one investment company, (ii) the Fund not offer its shares at a public offering price that includes a sales load of more than 1 1/2% and (iii) the Fund either seek instructions from its shareholders, with regard to the voting of all proxies with respect to its investment in the securities of closed-end funds and vote such proxies with respect to its investment in the securities of closed-end funds and vote such instructions, or vote the shares held by it in the same proportion as the vote of all other holders of such securities. The Fund intends to vote the shares of any closed-end fund held by it in the same proportion as the vote of all other holders of such fund's securities. The effect of such "mirror" voting will be to neutralize the Fund's influence on corporate governance matters regarding the closed-end funds in which such Fund invests.

         The Fund may retain the securities of a closed-end investment company that has converted to an open-end fund status subsequent to the Fund's investment in the securities of such closed-end fund. Generally, shares of an open-end investment company can be redeemed, at their net asset value, upon demand to the issuer. However, pursuant to applicable provisions of the Act, the Fund may not redeem more than 1% of the outstanding redeemable securities of an open-end investment company during any period of 30 days or less. Consequently, if the Fund should own more than 1% of the outstanding redeemable securities of an open-end investment company after such fund's conversion from closed-end fund status, the amount in excess of 1% may be treated as an investment in illiquid securities. Because the Fund may not hold at any time more than 10% of the value of its net assets in illiquid securities (e.g. securities that are not readily marketable within seven days), the Fund may seek to divest itself, prior to any such conversion, of securities in excess of 1% of the outstanding redeemable securities of a converting fund. The Fund may, however, retain such securities and any amount in excess of 1% of the open-end fund and thereby subject to the limits on redemption would be treated as an investment in illiquid securities subject to the aggregate limit of 10% of the Fund's total assets.

         The Fund may invest in the securities of closed-end funds which (i) concentrate their portfolios in issuers in specific industries or in specific geographic areas and (ii) are non-diversified for purposes of the Act. However, because the Fund does not intend to concentrate their investments in any single industry and because the closed-end funds in which the Fund invests generally satisfy the diversification requirements applicable to a regulated investment company under the Internal Revenue Code, the Funds do not believe that their investments in closed-end funds which concentrate in specific industries or geographic areas or which are non-diversified for purposes of the Act will represent special risks to the shareholders of the Fund. The Fund will treat its entire investment in the securities of a closed-end fund that concentrates in a specific industry as an investment in securities of an issuer in such industry.

         Some of the closed-end funds in which the Fund invests may incur more risks than others. For example, some of these closed-end funds may have policies that permit them to invest up to 100% of their assets in securities of foreign issuers and to engage in foreign currency transactions with respect to their investments; invest up to 100% of their assets in corporate bonds which are not considered investment grade bonds by Standard & Poor's Corporation or Moody's Investor Services, Inc., or which are unrated; invest some portion of their net assets in illiquid securities; invest some portion of their net assets in warrants; lend their portfolio securities; sell securities short; borrow money in amounts upon to some designated percentage of their assets for investment purposes; write (sell) or purchase call or put options on securities or on stock indexes; concentrate 25% or more of their total assets in one industry; enter into future contracts; and write (sell) or purchase options on futures contracts.

         Like the Fund, closed-end funds frequently pay an advisory fee for the management of their portfolios, as well as other expenses. Therefore, investment by the Fund in such funds often results in a "duplication" of advisory fees and other expenses, thereby increasing the overall charge to the net asset value of the Fund's shares.

Fund Policies

         Each Fund has adopted the following fundamental investment policies and restrictions. These policies cannot be changed without approval by the holders of a majority of the outstanding voting securities of the Fund. As defined in the Act, the "vote of a majority of the outstanding voting securities" of the Fund means the lesser of the vote of (a) 67% of the shares of the Fund at a meeting where more than 50% of the outstanding shares are present in person or by proxy or (b) more than 50% of the outstanding shares of the Fund. The Fund may not:

                  1. Acquire more than 5% of the voting securities of any bank or bank holding company or more than 10% of the outstanding voting securities of any other issuer.

                  2. Invest in securities of any registered closed-end investment company, if immediately after such purchase or acquisition the Fund would own more than 3% of the total outstanding voting stock of such company.

                  3. Invest more than 15% of the Fund's net assets in securities for which market quotations are not readily available and repurchase agreements maturing in more than seven days.

                  4. Lend money or securities, provided that the making of interest-bearing deposits with banks and the purchase of debt securities in accordance with its objective and policies are not prohibited.

                  5. Borrow money except (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund; or (b) from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made.

                  6. Invest in commodities or commodity futures contracts or in real estate, although it may invest in securities which are secured by real estate and securities of issuers which invest or deal in real estate.

                  7.  Invest  in  interests   in  oil,  gas  or  other   mineral
         exploration or development programs, although it may invest in the securities of issuers which invest in or sponsor such programs.

                  8. Underwrite securities issued by others except to the extent the Fund may be deemed to be an underwriter, under the federal securities laws, in connection with the disposition of portfolio securities.

                  9. Issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by the Investment Company Act of 1940, as amended, the rules and regulations promulgated thereunder or interpretations of the Securities and Exchange Commission or its staff.

                  10. Invest more than 25% of the value of such Fund's total assets in securities of companies in a particular industry (except obligations issued or guaranteed by the United States Government, its agencies and instrumentalities), except that Maxus Financial Consolidation Fund may invest more than 25% of its total assets in securities of banks, financial institutions, insurance companies, asset management companies and broker/dealers.

                  11. Invest more than 25% of its total assets in the securities of mutual funds (Aunderlying funds") which concentrate (i.e., invest more than 25% of their assets) in the same industry, provided that through its investment in underlying funds, the Fund indirectly may invest more than 25% of its assets in one industry.

The following investment policies are not fundamental. They may be changed without shareholder approval. These non-fundamental policies are as follows:

                  1. The Fund will not invest more than 5% of its assets in repurchase agreements. A repurchase agreement is an instrument under which the Fund acquires ownership of an obligation but the seller agrees, at the time of sale, to repurchase the obligation at a mutually agreed-upon time and price. The resale price is in excess of the purchase price and reflects an agreed-upon market rate unrelated to the interest rate on the purchased security. The Fund will make payments for repurchase agreements only upon physical delivery or evidence of book entry transfer to the account of the custodian or bank acting as agent. In the event of bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses including: (a) possible decline in the value of the underlying securities during the period while the Fund seeks to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and (c) expenses of enforcing its rights.

                  2. The Fund will not make short sales of securities, or purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions.

                  3. The Fund will not write (sell) put or call options, combinations thereof or similar options; nor may it purchase put or call options if more than 5% of the Fund's net assets would be invested in premiums on put and call options, combinations thereof or similar options.

                  4.  The  Fund  will  not   purchase   securities   subject  to
         restrictions on disposition under the Securities Act of 1933.

                  5. The Fund will not invest more than 5% of the value of its total assets in the securities of any one issuer (except obligations issued or guaranteed by the United States Government, its agencies and instrumentalities).

Defensive Investments

         When the Adviser believes that market conditions warrant a temporary defensive posture, each Fund may invest up to 100% of its assets in high-quality short-term debt securities and money market instruments, such as money market mutual funds, commercial paper, certificates of deposit and bank or savings and loan association interest-bearing demand accounts. The taking of such a temporary defensive posture may adversely affect the ability of the Fund to achieve its investment objective.

Portfolio Turnover

         The Funds are not restricted with regard to portfolio turnover and will make changes in its investment portfolios from time to time as business and economic conditions and market prices may dictate and its investment policies may require. A high rate of portfolio turnover in any year will increase custodial transaction charges paid and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders.

                             MANAGEMENT OF THE FUND

         The Board of Trustees is responsible for managing the Trust's business affairs and for exercising all the Trust's powers except those reserved for the shareholders. The day-to-day operations of the Trust are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Trust. Each Trustee who is or may be deemed to be an "interested person" of the Trust, as defined in the Act, is indicated by an asterisk.

                                            Position Held                  Principal Occupation(s)
Name and Address                            With the Fund                    During Past 5 Years
----------------                            -------------                  ---------------------
Richard A. Barone*                          Chairman,                  President of Maxus Securities
The Tower at Erieview, 36th Floor           Treasurer                  Corp (broker-dealer), Maxus
1301 East Ninth Street                      and Trustee                Asset Management Inc. (invest-
Cleveland, Ohio 44114                                                  ment adviser) and Resource
                                                                       Management Inc., dba Maxus
                                                                       Investment Group (financial services)

Raj Aggarwal PhD.                           Trustee                    Professor of Finance
John Carroll University                                                John Carroll University
20700 North Park Blvd.
University Heights, Ohio  44118

Denis J. Amato*                             Trustee                    Chief Investment Officer, Gelfand.
The Tower at Erieview, 36th Floor                                      Maxus Asset Management, Inc. (invest-
1301 East Ninth Street                                                 ment adviser) since 1997; previously,
Cleveland, Ohio 44114                                                  Managing  Director,  Gelfand  Partners
                                                                       Asset Management (investment adviser)

Kent W. Clapp                               Trustee                    Chairman, Medical Mutual of Ohio
2060 East Ninth Street                                                 (health insurer)
Cleveland, Ohio  44114

Robert H. Fritz                             Trustee                    Retired
12613 West Lake Road
Vermillion, Ohio  44089

Stephen M. Kasarnich                        Trustee                    President/Business Manager, Northeast
47 Alice Drive                                                         Ohio District Council of Carpenters;
Akron, Ohio  44319                                                     Executive Secretary-Treasurer, Ohio
                                                                       State Council of Carpenters

Burton D. Morgan                            Trustee                    Chairman, Morgan Bank (bank);
Park Place                                                             President, Basic Search, Inc.
10 West Streetsboro Road                                               (venture capital); Chairman,
Hudson, Ohio  44236                                                    Multi-Color Corporation (printing);
                                                                       Chairman, Morgan Funshares, Inc.
                                                                       (mutual fund)

Michael A. Rossi, C.P.A.                    Trustee                    Certified Public Accountant
6559 Wilson Mills Road
Highland Heights, Ohio  44143

Joseph H. Smith                             Trustee                    Chief Financial Officer, Diocese of
1404 East Ninth Street                                                 Cleveland
8th Floor
Cleveland, Ohio  44114

Robert J. Conrad                            Vice President             Vice President, Resource Management,
The Tower at Erieview, 36th Floor                                      Inc.; formerly Vice President, American
1301 East Ninth Street                                                 Income Plus
Cleveland, Ohio  44114

Robert W. Curtin                            Secretary                  Senior Vice President and Secretary,
                                                                       The Tower at Erieview, 36th Floor Maxus
                                                                       Securities Corp; formerly 1301 East
                                                                       Ninth Street Executive Vice President,
                                                                       Cleveland, Ohio 44114 Roulston & Company, Inc.

         No officer, director or employee of Maxus Asset Management Inc. (AMAM@ or the AInvestment Adviser@) or of any parent or subsidiary receives any compensation from the Trust for serving as an officer or Trustee of the Trust. Each Trustee who is not an interested person in MAM will receive from each Fund the following fees for each Board or shareholders meeting attended: $100 per meeting if net assets of the Fund are under $10,000,000; $200 per meeting if net assets of the Fund are between $10,000,000 and $50,000,000; and $300 per meeting if net assets of the Fund are over $50,000,000. The estimated fees payable to the Trustees for the current fiscal year, which are the only compensation or benefits payable to Trustees, are summarized in the following table:

                               COMPENSATION TABLE

Name of Trustee          Aggregate Compensation from     Total Compensation Fund
                                  each Fund*                    Complex**
                                                           Payable to Trustees

Richard A. Barone                    $ 0                          $ 0

Denis J. Amato                       $ 0                          $ 0

Raj Aggarwal                        $400                          $

Kent W. Clapp                       $400                          $

Robert H. Fritz                     $400                          $

Stephen M. Kasarnich                $400                          $

Burton D. Morgan                    $400                          $

Michael A. Rossi                    $400                          $

Joseph H. Smith                     $400                          $

  *Estimated fees for current fiscal year.
**Fund complex includes all funds managed by Maxus Asset Management Inc., the Fund's Adviser.

                               OWNERSHIP OF SHARES

         As of the date of this Statement of Additional Information, 100% of the outstanding shares of each Fund were owned by Resource Management, Inc., The Tower at Erieview, 36th Floor, 1301 East Ninth Street, Cleveland, Ohio 44114. A shareholder who beneficially owns, directly or indirectly, more than 25% of a Fund's voting securities may be deemed a Acontrol person@ (as defined in the 1940 Act) of such Fund. Resource Management, Inc. is controlled by Richard A. Barone, the Chairman of the Trust. Accordingly, as of the date of this Statement of Additional Information, 100% of the outstanding shares of each Fund may be deemed to be owned beneficially by all Trustees and officers as a group.


                     INVESTMENT ADVISORY AND OTHER SERVICES

Investment Advisor

         Maxus Asset Management, Inc. (AMAM@), the Funds' investment adviser, is a wholly-owned subsidiary of Resource Management Inc., d/b/a Maxus Investment Group, an Ohio corporation (ARMI@) with interests primarily in the financial services industry. RMI also owns all of the shares of Maxus Securities Corp. (AMSC@), the NASD broker/dealer through which shares of the Funds are offered. Mr. Richard A. Barone is the president and majority shareholder of RMI and, therefore, is deemed to be in control of MAM and MSC.

         MAM is registered as an investment adviser under the Investment Advisers Act of 1940. MAM has not been sponsored, recommended or approved, nor have its abilities or qualifications been passed upon, by the Securities and Exchange Commission or any other governmental agency.

         As compensation for MAM=s services rendered to each Fund, each Fund pays a fee, computed and paid monthly, at an annual rate of 1% of the average value of the first $150,000,000 of such Fund's daily net assets and .75% of average daily net assets in excess of $150,000,000.

         MAM acts as investment adviser to the Funds pursuant to an Investment Advisory and Administration Agreement. Subject to the supervision and direction of the Funds' Trustees, MAM, as investment adviser, manages each Fund's portfolio in accordance with the stated policies of such Fund. MAM makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. In addition, MAM furnishes office facilities and clerical and administrative services, and pays the salaries of all officers and employees who are employed by both it and the Funds and, subject to the direction of the Funds' Board of Trustees, is responsible for the overall management of the business affairs of the Funds, including the provision of personnel for recordkeeping, the preparation of governmental reports and responding to shareholder communications.

         Other expenses are borne by the Funds and include brokerage fees and commissions, fees of Trustees not affiliated with MAM, expenses of registration of the Funds and of the shares of the Funds with the Securities and Exchange Commission (the ASEC@) and the various states, charges of the custodian, dividend and transfer agent, outside auditing and legal expenses, liability insurance premiums on property or personnel (including officers and trustees), maintenance of business trust existence, any taxes payable by the Funds, interest payments relating to Fund borrowings, costs of preparing, printing and mailing registration statements, prospectuses, periodic reports and other documents furnished to shareholders and regulatory authorities, costs of printing share certificates, portfolio pricing services and Fund meetings, and costs incurred pursuant to the Funds' Plan of Distribution described below.

Distribution Plan

         The Trust has a Distribution and Shareholder Servicing Plan (the APlan@) pursuant to Rule 12b-1 under the Act, pursuant to which each Fund pays Maxus Securities Corp (AMSC@) 0.60% of average net assets of Investor Shares annually for the costs of activities intended to result in the sale of Investor Shares, regardless of the amount of expenses actually incurred by MSC.

         The Trustees believe that the Plan will benefit the Funds and holders of Investor Shares. Among these benefits are: (1) reductions in the per share expenses of each Fund as a result of increased assets in such Fund; (2) reductions in the cost of executing portfolio transactions and the possible ability of the Investment Advisor in some cases to negotiate lower purchase prices for securities, due to the potentially larger blocks of securities which may be traded by the Fund as its net assets increase in size; and (3) a more predictable flow of cash which may provide investment flexibility in seeking the Fund's investment objective and may better enable the Fund to meet redemption demands without liquidating portfolio securities at inopportune times.

Other Service Providers

         The Trust has entered into an Administration Agreement with Mutual Shareholder Services (AMSS@), The Tower at Erieview, Suite 1005, Floor, 1301 East Ninth Street, Cleveland, Ohio 44114, pursuant to which MSS has agreed to act as the Funds' Transfer, Redemption and Dividend Disbursing Agent. As such, MSS maintains the Funds' official record of shareholders and is responsible for crediting dividends to shareholders= accounts. In consideration of such services, each Fund pays MSS an annual fee, paid monthly, equal to $6.75 per shareholder account (with a monthly minimum of $775) plus $12 per month for each state in which such Fund is registered under such state=s securities laws, plus out-of-pocket expenses. In addition, the Trust has entered into an Accounting Services Agreement with MSS, pursuant to which MSS has agreed to provide portfolio pricing and related services, for the payment of an annual fee of $17,400 for the first $25,000,000 in net assets, $8,500 for the next $25,000,000 in net assets and $4,750 for each additional $25,000,000 in net assets, plus out-of-pocket expenses.
MSS is an affiliate of RMI, the parent company of the Investment Adviser.

         Star Bank, N.A., 425 Walnut Street, Cincinnati, Ohio 45201, serves as the Funds' custodian. As custodian, Star Bank maintains custody of the Funds' cash and portfolio securities.

         McCurdy & Associates C.P.A.=s, Inc., independent certified public accountants located at 27955 Clemens Road, Westlake, Ohio 44145, has been selected as auditors for the Funds. In such capacity, McCurdy & Associates C.P.A.=s, Inc. periodically reviews the accounting and financial records of the Funds and examines its financial statements.


                              BROKERAGE ALLOCATION

         Decisions to buy and sell securities for the Funds are made by MAM subject to the overall supervision and review by the Funds' Trustees. Portfolio security transactions for the Funds are effected by or under the supervision of MAM.

         Transactions on stock exchanges involve the payment of negotiated brokerage commissions. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price of those securities includes an undisclosed commission or markup. The cost of securities purchased from underwriters includes an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer's markup or markdown.

         In executing portfolio transactions and selecting brokers and dealers, it is the Funds' policy to seek the best overall terms available. The Investment Advisory and Administration Agreement between the Funds and MAM provides that, in assessing the best overall terms available for any transaction, MAM shall consider the factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In addition, the Investment Advisory and Administration Agreement authorizes MAM, in selecting brokers or dealers to execute a particular transaction, and, in evaluating the best overall terms available, to consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) provided to the Funds and/or other accounts over which MAM exercises investment discretion.

         The Funds' Board of Trustees periodically reviews the commissions paid by the Funds to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Funds. It is possible that certain of the services received will primarily benefit one or more other accounts for which investment discretion is exercised. Conversely, the Funds may be the primary beneficiary of services received as a result of portfolio transactions effected for other accounts. MAM's fee under the Investment Advisory and Administration Agreement is not reduced by reason of MAM's receiving such brokerage and research services.

         Under the Act, with respect to transactions effected on a securities exchange, a mutual fund may not pay brokerage commissions to an affiliate which exceed the usual and customary broker's commissions. A commission is deemed as not exceeding the usual and customary broker's commission if (i) the commission is reasonable and fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold during a comparable period of time and (ii) the Board of Trustees, including a majority of the Trustees who are not interested persons of the mutual fund, have adopted procedures reasonably designed to provide that such commission is consistent with the above-described standard, review these procedures annually for their continuing appropriateness and determine quarterly that all commissions paid during the preceding quarter were in compliance with these procedures.

         The Funds' Board of Trustees has determined that any portfolio transaction for the Funds may be effected through MSC if, in MAM's judgment, the use of MSC is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, MSC charges the Fund a commission rate consistent with those charged by MSC to comparable unaffiliated customers in similar transactions. Each quarter, the Trustees review a report comparing the commissions charged each Fund by MSC to industry norms for similar sized transactions both (i) with proprietary research or other valuable services being provided and (ii) without such services being provided. Based upon such review, the Board of Trustees determines on a quarterly basis whether the commissions charged by MSC meet the requirements of the Act. MSC will not participate in commissions from brokerage given by the Fund to other brokers or dealers. Over-the-counter purchases and sales are transacted through brokers and dealers with principal market makers. The Funds will in no event effect principal transactions with MSC in over-the-counter securities in which MSC makes a market. MSC is a wholly owned subsidiary of RMI, a corporation controlled by Richard A. Barone, Chairman of the Funds. Richard A. Barone is, therefore, considered to control MSC.

         Even though investment decisions for the Funds are made independently from those of the other accounts managed by MAM, investments of the kind made by the Funds may also be made by those other accounts. When the Funds and one or more accounts managed by MAM are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by MAM to be equitable. In some cases, this procedure may adversely affect the price paid or received by the Funds or the size of the position obtained for or disposed of by the Funds.

         Under the rules adopted by the SEC, MSC may not execute transactions for the Funds on the floor of any national securities exchange, but may effect transactions for the Funds by transmitting orders for execution, providing for clearance and settlement, and arranging for the performance of those functions by members of the exchange not associated with MSC. MSC will be required to pay fees charged by those persons performing the floor brokerage elements out of the brokerage compensation it receives from the Funds. The Funds have been advised by MSC that on most transactions, the floor brokerage generally constitutes from 10% to 40% of the total commissions paid.


                       CAPITAL STOCK AND OTHER SECURITIES

         The Declaration of Trust provides for an unlimited number of authorized shares of beneficial interest, which may, without shareholder approval, be divided into an unlimited number of series of such shares, and which are presently divided into five series of shares, one each for Maxus Darwinian Fund, Maxus Financial Consolidation Funds, Maxus Founders Fund and OTI Fund. Each share represents an equal proportionate interest in a Fund with other shares of the same series and class, and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared at the discretion of the Trustees. All consideration received by the Trust for shares of one of the Funds and all assets in which such consideration is invested will belong to that Fund and will be subject to the liabilities relating thereto.

         Shareholders are entitled to one vote per share (with proportional voting for fractional shares) on such matters as shareholders are entitled to vote. Shareholders vote in the aggregate and not by class on all matters except that (i) shares shall be voted by individual class when required by the 1940 Act or when the Trustees have determined that the matter affects only the interests of a particular class, and (ii) only the holders of Investor Shares will be entitled to vote on matters submitted to shareholder vote with regard to the Distribution Plan applicable to such class.

         Whenever the approval of a majority of the outstanding shares of the Trust or of a particular Fund is required in connection with shareholder approval of an investment advisory contract, changes in the investment objective and policies or the investment restrictions, or approval of a distribution expense plan, a "majority" shall mean the vote of (i) 67% or more of the shares of the Trust or such Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Trust or such Fund are present in person or by proxy, or (ii) more than 50% of the outstanding shares of the Trust or such Fund, whichever is less.

         Although the Trust is not required to hold annual meetings of the shareholders, shareholders holding at least 10% of the Trust's outstanding shares have the right to call a meeting to elect or remove one or more of the Trustees of the Trust.

         Upon issuance and sale in accordance with the terms of the Prospectus, each share will be fully paid and non-assessable. Shares of the Fund have no preemptive, subscription or conversion rights. The Declaration of Trust also provides that shareholders shall not be subject to any personal liability for the acts or obligations of the Fund and that every agreement, obligation or instrument entered into or executed by a Fund shall contain a provision to the effect that the shareholders are not personally liable thereunder.


                   PURCHASE, REDEMPTION AND PRICING OF SHARES

         The information pertaining to the purchase and redemption of the Funds' shares appearing in the Prospectus under the captions "How To Purchase Shares" and "How To Redeem Shares" is hereby incorporated by reference.

         The price paid for shares of a certain class of a Fund is the net asset value per share of such class next determined after receipt by the Transfer Agent of properly identified purchase funds, except that the price for shares purchased by telephone is the net asset value per share next determined after receipt of telephone instructions. Net asset value per share is computed for each class of a Fund as of the close of business (currently 4:00 P.M., New York time) each day the New York Stock Exchange is open for trading and on each other day during which there is a sufficient degree of trading in a Fund's investments to affect materially net asset value of its redeemable securities.

         For purposes of pricing sales and redemptions, net asset value per share of a class of a Fund is calculated by determining the value of the class's proportional interest in the assets of a Fund, less (i) such class's proportional share of general liabilities and (ii) the liabilities allocable only to such class; and dividing such amount by the number of shares of such class outstanding.

         For purposes of computing the net asset value per share of a Fund, securities listed on a national securities exchange or on the NASDAQ National Market System will be valued on the basis of the last sale of the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of business on each day or, if market quotations are not readily available, at fair value as determined in good faith by the Board of Trustees. Unless the particular circumstances (such as an impairment of the credit-worthiness of the issuer) dictate otherwise, the fair market value of short-term securities with maturities of 60 days or less shall be their amortized cost. All other securities and other assets of the Fund will be valued at their fair value as determined in good faith by the Board of Trustees.

                              TAXATION OF THE FUND

         Each Fund intends to qualify each year as a "regulated investment company" under the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Qualification as a regulated investment company will result in each Fund's paying no taxes on net income and net realized capital gains distributed to shareholders. If these requirements are not met, such Fund will not receive special tax treatment and will pay federal income tax, thus reducing the total return of such Fund.

         Statements as to the tax status of each shareholder's dividends and distributions will be mailed annually by the Funds' transfer agent. Shareholders are urged to consult their own tax advisers regarding specific questions as to Federal, state or local taxes.

         Income received by a Fund from a mutual fund in such Fund's portfolio (including dividends and distributions of short-term capital gains), as well as interest received on cash held in the Custodian's money market deposit account and net short-term capital gains received by such Fund on the sale of mutual fund shares, will be distributed by such Fund (net of expenses incurred by such Fund) and will be taxable to shareholders as ordinary income. Because each Fund is actively managed and can realize taxable net short-term capital gains by selling shares of an underlying fund with unrealized portfolio appreciation, investing in a Fund rather than directly in the underlying funds may result in increased tax liability to the shareholder, since each Fund must distribute its gain in accordance with the rules of the Code.

         Distributions of net capital gains received by each Fund from underlying mutual funds, as well as net long-term capital gains realized by each Fund from the purchase and sale of underlying mutual fund shares held by each Fund for more than one year, will be distributed by each Fund and will be taxable to shareholders as long-term capital gains (even if the shareholder has held the shares for less than one year). However, if a shareholder who has received a capital gains distribution suffers a loss on the sale of his shares not more than six months after purchase, the loss will be treated as a long-term capital loss to the extent of the capital gains distribution received.

         For purposes of determining the character of income received by a Fund when an underlying fund distributes net capital gains to such Fund, such Fund will treat the distribution as a long-term capital gain, even if it has held shares of the mutual fund for less than one year. However, any loss incurred by a Fund on the sale of that underlying fund's shares held for six months or less will be treated as a long-term capital loss only to the extent of the gain distribution. The tax treatment of distributions from a Fund is the same whether the distributions are received in additional shares or in cash. Shareholders receiving distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share received equal to the net asset value of a share of a Fund on the reinvestment date.

         Each Fund may invest in underlying funds with capital loss carry-forwards. If such an underlying fund realizes capital gains, it will be able to offset the gains, it will be able to offset the gains to the extent of its loss carrying forwards in determining the amount of capital gains which must be distributed to its shareholders.


                                   DISTRIBUTOR

         Shares of the Funds are offered on a best-efforts basis by MSC, a registered NASD broker-dealer. MSC is a wholly-owned subsidiary of RMI, which is controlled by Richard A. Barone, Chairman of the Trust.

         Pursuant to the Distribution Agreement between the Funds and MSC, MSC has agreed to hold itself available to receive orders, satisfactory to MSC, for the purchase of the Funds' shares, to accept such orders on behalf of the Funds as of the time of receipt of such orders and to transmit such orders to the Funds' transfer agent as promptly as practicable. MSC does not receive any commissions or other compensation for the sale of shares of the Funds. However, pursuant to the Plan, MSC receives an annual distribution fee of .60% of average net assets of Shares. Certain employees of MSC may receive compensation under the Plan. See "Investment Advisory and Other Services - Distribution Plan."

         The Distribution Agreement provides that MSC shall arrange to sell the Funds' Shares as agent for the Funds and may enter into agreements with registered broker-dealers as it may select to arrange for the sale of such shares. MSC is not obligated to sell any certain number of shares.


                                   PERFORMANCE

         From time to time, the Funds may advertise performance data represented by a cumulative total return or an average annual total return. Total returns are based on the overall or percentage change in value of a hypothetical investment in a Fund and assume all of such Fund's dividends and capital gain distributions are reinvested. A cumulative total return reflects a Fund's performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if a Fund's performance had been constant over the entire period. Because average annual returns tend to smooth out variations in a Fund's returns, it should be recognized that they are not the same as actual year-by-year results.

         Performance may be compared to well-known indices such as the Dow Jones Industrial Average or alternative investments such as Treasury Bills. Also, the Funds may include published editorial comments compiled by independent organizations such as Lipper Analytical Services or Morningstar, Inc.

         All performance information is historical in nature and is not intended to represent or guarantee future results. The value of Fund shares when redeemed may be more or less than their original cost.

         Further information about the performance of the Funds is contained in the Funds' Annual Report to Shareholders which may be obtained from the Funds without charge.


                              FINANCIAL STATEMENTS

                           [To be filed by Amendment].

                                     PART C

                                OTHER INFORMATION

Item 23.

                           Exhibit
                           Number       Description
                           ------       -----------
                           a            Declaration of Trust*

                           b            Amended and Restated By-Laws*

                           c            None.

                           d            Investment Advisory and
                                        Administration Agreement

                           e            Distribution Agreement

                           f            None.

                           g            Custody Agreement*

                           h(1)         Administration Agreement

                           h(2)         Accounting Services Agreement

                           i            Opinion and consent**

                           j            Consent of Independent Auditors.**

                           k            None.

                           l Subscription Agreement between the Fund and Resource Management Inc.

                           m            Distribution and Shareholder
                                        Servicing Plan

                           n            Rule 18f-3 Plan**

                           p            Code of Ethics**

                           q            Financial Data Schedule**

*Previously filed.
** To be filed by Amendment.

Item 24. Persons Controlled by or Under Common Control with Registrant.

                  The Trust, together with Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund and MaxFund Trust (four other investment companies), may be deemed to be under common control on the basis of the fact that all officers and Trustees of the Trust are also officers and Trustees of the other three funds.

                  In addition, the Trust and Resource Management Inc. (together with its subsidiaries, MAM, MSC and MSS) may be deemed to be under common control of Richard A. Barone, the Chairman of the Trust and the President and controlling shareholder of Resource Management Inc.


Item 25. Indemnification

         Reference is made to Article VIII of the Registrant=s Amended and Restated Declaration of Trust filed as Exhibit 1. The application of these provisions is limited by Article 10 of the Registrant=s Amended and Restated By-laws filed as Exhibit 2 and by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.


Item 26. Business and Other Connections of the Investment Adviser.

                  The directors of Maxus Asset Management, Inc. (AMAM@) are Richard A. Barone, N. Lee Dietrich and Sanford A. Fox. The business and employment of Mr. Barone is described in the Statement of Additional Information under AManagement of the Funds.@ Mr. Dietrich is retired and Dr. Fox is an endodontist in private practice.

                  The officers of MAM are Mr. Barone and Robert W. Curtin. The employment of Mr. Curtin is described in the Statement of Additional Information under AManagement of the Funds.@


Item 27. Principal Underwriters.

                           (a) Maxus  Securities  Corp, the  distributor for the
                  Funds, also distributes securities for Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund and MaxFund Trust.
                           (b) The following information is provided with respect to each director and officer of Maxus Securities Corp:

Name and Principal           Positions & Offices             Positions & Offices
Business Address             with Underwriter                with Registrant
---------------------        --------------------            -------------------
Richard A. Barone            President, Treasurer            Chairman, Treasurer
The Tower at Erieview        and Director                    and a Trustee
36th Floor
1301 East Ninth Street
Cleveland, Ohio 44114

Robert W. Curtin             Senior Vice President,          Secretary
The Tower at Erieview        Secretary and Director
36th Floor
1301 East Ninth Street
Cleveland, OH 44114

Robert F. Pincus             Vice President and              None
The Tower at Erieview        Director
36th Floor
1301 East Ninth Street
Cleveland, OH 44114


Item 28. Location of Accounts and Records.

                  All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant and the Transfer Agent at The Tower at Erieview, Suite 1005, 1301 East Ninth Street, Cleveland, Ohio 44114, except that all records relating to the activities of the Fund's Custodian are maintained at the office of the Custodian, Star Bank, N.A., 425 Walnut Street, Cincinnati, Ohio 45201.


Item 29. Management Services.

                  Not Applicable.


Item 30. Undertakings.

                  Not Applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the ____ day of _________, 2000.

                                                   LONGBOAT TRUST


                                                   By:

                                                   Richard A. Barone, Chairman


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                    Title                               Date

-----------------
Richard A. Barone            Chairman, Treasurer           ______________, 2000
                             and Trustee (Principal
                             Executive Officer,
                             Financial Officer and
                             Accounting Officer)

                                    Exhibit D

                INVESTMENT ADVISORY AND ADMINISTRATION AGREEMENT


                                                        ________________, 2000


Maxus Asset Management Inc.
The Tower at Erieview - 36th Floor
1301 East Ninth Street
Cleveland, OH 44114

Dear Sirs:

         Longboat Trust, an Ohio business trust (the "Trust"), herewith confirms its agreement with you ("MAM") as follows:

         The Trust desires to employ its capital by investing and reinvesting the same in investments of the type and in accordance with the limitations specified in its Prospectus as from time to time in effect, copies of which have been or will be submitted to MAM, and in such manner and to such extent as may from time to time be approved by the Board of Trustees of the Trust. The Trust desires to employ MAM to act as the investment adviser and administrator for the investment portfolios listed on Schedule I and such other investment portfolios as the Trust may from time to time create (individually, a AFund@ or collectively, the AFunds@).

         Subject to the supervision and approval of the Board of Trustees, MAM will provide investment management of each Fund's portfolio in accordance with each Fund's investment objective and policies as stated in its most recent Prospectus delivered to MAM, upon which MAM shall be entitled to rely. In connection therewith, MAM will provide investment research and supervision of each Fund's investments and conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund's assets. MAM will furnish to the Trust such statistical information with respect to the investments which each Fund may hold or contemplate purchasing as the Trust may reasonably request. The Board wishes to be kept in touch with important developments materially affecting its portfolio and shall expect MAM, on its own initiative, to furnish to the Board from time to time such information as MAM may believe appropriate for this purpose.

         In providing investment management services to the Trust, MAM shall give primary consideration to securing the most favorable price and efficient execution. In so doing, MAM may consider the financial responsibility, research and investment information and other services provided by brokers or dealers who may effect or be a party to any such transaction or other transactions to which other clients of MAM may be a party. The Trust recognizes that it is desirable that MAM have access to supplemental investment and market research and security and economic analyses provided by brokers and that such brokers may execute brokerage transactions at a higher cost to the Trust than may result when allocating brokerage to other brokers on the basis of seeking the most favorable price and efficient execution. Therefore, MAM is authorized to pay higher brokerage commissions for the purchase and sale of securities for each Fund to brokers who provide such research and analyses, subject to review by the Board of Trustees from time to time with respect to the extent and continuation of this practice. It is understood that the services provided by such brokers may be useful to MAM in connection with its services to other clients.

         On occasions when MAM deems the purchase or sale of a security to be in the best interest of each Fund as well as other clients, MAM, to the extent permitted by applicable laws and regulations, may aggregate the securities to be sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by MAM in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to such other clients.

         MAM shall provide the Trust with such office facilities and clerical and administrative services necessary to manage the business affairs of the Trust. In addition, MAM will prepare and file various returns, reports and registrations required by Federal and state law and respond to shareholder communications. Subject to the direction of the Board of Trustees, MAM shall be responsible for the overall management of the business affairs of the Trust.

         MAM shall exercise its best judgment in rendering to the Trust the services described above and the Trust agrees as an inducement to MAM's undertaking the same that MAM shall not be liable hereunder for any mistake of judgment or in any other event whatsoever, provided that nothing herein shall be deemed to protect or purport to protect MAM against any liability to the Trust or to its security holders to which MAM would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of MAM's reckless disregard of its obligations and duties hereunder.

         MAM shall, at its own expense, maintain such staff and employ or retain such personnel and consult with such other persons as it shall from time to time determine to be necessary or useful to the performance of its obligations under this Agreement. Without limiting the generality of the foregoing, the staff and personnel of MAM shall be deemed to include persons employed or otherwise retained by MAM to furnish statistical and other factual data, advice regarding economic factors and trends, information with respect to technical and scientific developments, and such other information, advice and assistance as MAM may desire. MAM shall, as agent for the Trust, maintain the Trust's records and books of account (other than those maintained by the Fund's transfer agent, registrar, custodian and other agencies), including records of portfolio transactions. All such books and records so maintained shall be the property of each Fund and, upon request therefore, MAM shall surrender to such Fund such of the books and records so requested.

         MAM shall bear the cost of rendering the investment management, supervisory and administrative services to be performed by it under this Agreement, and shall, at its own expense, pay the compensation of the officers and employees, if any, of the Trust who are employees of MAM, and provide such office space, facilities and equipment, such clerical help and accounting, data processing, bookkeeping and internal auditing services as the Trust shall reasonably require in the conduct of its business and the cost of telephone service, heat, light, power and other utilities provided to the Trust. The Trust shall bear all other expenses to be incurred in the operation of the Trust, including charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing stock certificates, if any; registration costs of the Trust and its shares under Federal and state securities laws; the cost and expense of printing, including typesetting, and distributing prospectuses of the Trust and supplements thereto to the Trust's shareholders; all expenses of shareholders' and trustees' meetings and of preparing, printing and mailing proxy statements and reports to shareholders; fees and travel expenses of trustees' or members of any advisory board or committee who are not employees of MAM or any corporate affiliate of MAM; all expenses incident to any dividend, withdrawal or redemption options; charges and expenses of any outside service used for pricing of each Fund's portfolio securities; fees and expenses of legal counsel, including counsel to the trustees who are not interested persons of the Trust or of MAM and independent accountants; membership dues of industry associations; interest on Fund borrowings; postage; liability insurance premiums on property or personnel (including officers and trustees) of the Trust which inure to their benefit; and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto).

         In consideration of services rendered pursuant to this Agreement, the Trust will pay MAM on the first business day of each month a fee at the annual rate of one percent (1%) of the average value of the first $150,000,000 of each Fund's daily net assets and 0.75% of average daily net assets in excess of $150,000,000. Net asset value shall be computed at least once each business day. The fee for the period from the date the initial registration statement of the Fund is declared effective by the Securities and Exchange Commission to the end of the month during which such initial registration shall have been declared effective by the Securities and Exchange Commission shall be prorated according to the proportion which such period bears to the full monthly period, and upon any termination of this Agreement before the end of any month, such fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to MAM, the value of each Fund's net assets shall be computed in the manner specified in such Fund's Prospectus for the computation of the value of such net assets.

         The Trust understands that MAM now acts and will continue to act as investment adviser to various fiduciary or other managed accounts, and the Trust has no objection to MAM's so acting. In addition, it is understood that the persons employed by MAM to assist in the performance of its duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict the right of MAM or any affiliate of MAM to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

         The Trust understands that MAM now acts and may in the future act as investment adviser to one or more other investment companies, and the Trust has no objection to MAM's so acting, provided that when two or more companies managed by MAM have available funds for investment in money market instruments, available money market investments will be allocated in accordance with a formula believed to be equitable to each company. It is recognized that in some cases this procedure may adversely affect the size of the position obtainable for the Funds.

         MAM shall not be liable for any error of judgment or mistake of law or for any loss suffered by any Fund in connection with the matters to which this Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Any person, even though also an officer, partner, employee, or agent of MAM who may be or become an officer, trustee, employee or agent of the Trust, shall be deemed, when rendering services to the Trust or acting on any business of the Trust, to be rendering such services to, or acting solely for, the Fund and not as an officer, partner, employee, or agent or one under the control or direction of MAM even though paid by it.

         This Agreement shall become effective on the date hereof and shall continue in force for a period of two (2) years and from year to year thereafter, provided such continuance is specifically approved at least annually by (i) the Board of Trustees or (ii) as to any Fund, by a vote of a majority (as defined in the Investment Company Act of 1940, as amended) of such Fund's outstanding voting securities; provided that in either event the continuance is also approved by a majority of the Trustees who are not "interested persons" (as defined in said Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. This Agreement is terminable without penalty, at any time by (i) the Board of Trustees on 60 days written notice to MAM or (ii) as to any Fund, by vote of holders of a majority of such Fund's shares on 60 days written notice to MAM or by (iii) MAM on 60 days written notice to the Fund. This Agreement will also terminate automatically in the event of its assignment (as defined in said Act).

         Neither the Trustees, shareholders, officers, employees or agents of the Trust shall be personally liable upon, nor shall resort be had to their private property for the satisfaction of, any obligations of the Trust hereunder, and MAM shall look solely to the property of the Trust for the satisfaction of any claim hereunder.

         If the foregoing is in accordance with your understanding, kindly so indicate by signing and returning to us the enclosed copy hereof.

                                                   Very truly yours,

                                                   LONGBOAT TRUST

                                                   By:_________________________
Accepted:                                          Richard A. Barone, Chairman

MAXUS ASSET MANAGEMENT INC.


By:______________________________

                                   SCHEDULE I

         Maxus Darwinian Fund
         Maxus Financial Consolidation Fund
         Maxus Founders Fund
         Maxus International Equity Fund
         OTI Fund

                                    Exhibit E

                             DISTRIBUTION AGREEMENT

         THIS AGREEMENT dated as of the ____ day of ______________, 2000 by and between LONGBOAT TRUST (the "Trust"), a business trust established and existing under the laws of the State of Ohio, and MAXUS SECURITIES CORP (the "Distributor"), a corporation organized and existing under the laws of the State of Ohio.

                              W I T N E S S E T H:

         WHEREAS, the parties desire to enter into this Agreement whereby the Distributor will acts as the Distributor of the Trust;

         NOW, THEREFORE, in consideration of the mutual covenants hereinafter contained, the parties hereto agree as follows:

         Section 1. Appointment of the Distributor. The Trust hereby appoints the Distributor as its agent to arrange for the sale of shares of the Trust on the terms and for the period set forth in this Agreement, and the Distributor hereby accepts such appointment and agrees to act hereunder. It is acknowledged that the Trust is authorized to issue shares in one or more series, with each series representing shares of a separate investment portfolio of the Trust (a "Fund"), and with the shares of each Fund being divided into Investor Shares and Institutional Shares. The term "Shares" as used herein shall refer to shares of each class of each Fund of the Trust.

         Section 2.        Services and Duties of the Distributor.

                  (a) The Distributor agrees to arrange to sell, as agent for the Trust, from time to time during the term of this Agreement, Shares upon the terms described in the Prospectus. As used in this Agreement, the term "Prospectus" shall mean the prospectus included in the Trust's Registration Statement most recently filed by the Trust with the Securities and Exchange Commission and effective under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), as such Registration Statement is amended by any amendments thereto at the time in effect.

                  (b) Upon commencement of the continuous public offering of the Shares of the Trust, the Distributor will hold itself available to receive orders, satisfactory to the Distributor, for the purchase of Shares and will accept such orders on behalf of the Trust as of the time of receipt of such orders and will transmit such orders as are so accepted to the Trust's Dividend and Transfer Agent as promptly as practicable. Purchase orders shall be deemed effective at the time and in the manner set forth in the Prospectus.

                  (c)  The  Distributor,  as  agent  for  the  Trust  and in its discretion, may enter into agreements with such registered and qualified retail broker-dealers as it may select pursuant to which such broker-dealers may also arrange for the sale of Shares.

                  (d) The offering price of the Shares of each class of each Fund shall be the net asset value (as described in the Prospectus, as amended from time to time and determined as set forth in the Prospectus) per Share of such class of such Fund next determined following receipt of an order. The Trust shall furnish the Distributor with all possible promptness advice of each computation of net asset value.

                  (e) The Distributor shall not be obligated to sell any certain number of Shares, and nothing herein contained shall prevent the Distributor from entering into like distribution agreements with other investment companies so long as the performance of its obligations hereunder is not impaired thereby.

         Section 3.        Duties of the Trust.

                  (a) The Trust agrees to sell its Shares so long as it has Shares available for sale and to cause its Dividend and Transfer Agent to issue, if requested by the purchaser, certificates for Shares, registered in such names and amounts as the Distributor has requested in writing, as promptly as practicable after receipt by the Trust of the purchase price therefor and thereof and written request of the Distributor therefor.

                  (b) The Trust shall keep the Distributor fully informed with regard to its affairs and shall furnish to the Distributor copies of all information, financial statements and other papers which the Distributor may reasonably request for use in connection with the distribution of Shares of the Trust. This shall include, without limitation, one certified copy of all financial statements of the Trust prepared by independent accountants and such reasonable number of copies of its most current Prospectus and annual and interim reports as the Distributor may request. The Trust shall cooperate fully in the efforts of the Distributor to arrange for the sale of the Shares and in the performance of the Distributor under this Agreement.

                  (c) The Trust agrees to file from time to time such amendments, reports and other documents as may be necessary in order that there may be no untrue statement of a material fact in a Registration Statement or Prospectus, or necessary in order that there may be no omission to state a material fact in the Registration
         Statement or Prospectus which omission would make the statements therein, in light of the circumstances under which they were made, misleading.

                  (d) The Trust shall use its best efforts to qualify and maintain the qualification of an appropriate number of its Shares for sale under the securities laws of such states as the Distributor and the Trust may approve, and, if necessary or appropriate in connection therewith, to qualify and maintain the qualification of the Trust as a broker or dealer in such states; provided that the Trust shall not be required to amend the Declaration of Trust or its By-Laws to comply with the laws of any state, to maintain an office in any state, to change the terms of the offering of its Shares in any state from the terms set forth in its Registration Statement and Prospectus, to qualify as a foreign corporation, business trust or similar entity in any state or to consent to service of process in any state other than with respect to claims arising out of the offering of its Shares. The Distributor shall furnish such information and other material relating to its affairs and activities as may be required by the Trust in connection with such qualifications.

         Section 4.        Compensation and Expenses.

                  (a) Except as set forth in this Section, (i) the Distributor shall not receive any compensation for its services under this Agreement and (ii) the Distributor shall not be required to bear any costs in connection with the offering of Shares for sale to the public.

                  (b) The Trust shall bear all costs and expenses of the continuous offering of its Shares, including: (i) fees and disbursements of its counsel and auditors, (ii) the preparation, filing and printing of any registration statements and/or prospectuses required by and under the federal securities laws, (iii) the preparation and mailing of annual and interim reports and proxy materials to shareholders and (iv) the qualification of the Shares for sale and of the Trust as a broker or dealer under the securities laws of such states or other jurisdictions as shall be selected by the Trust and by the Distributor pursuant to Section 3(d) hereof and the cost and expenses payable to each such state for continuing qualification therein.

                  (c) The Distributor agrees to provide the services described in the Trust=s Distribution and Shareholder Servicing Plan (Investor Shares Only). In consideration for such services, the Trust shall pay to the Distributor a fee at the annual rate of 0.60% of the average daily net assets of the Investor Shares of each Fund.

         Section 5. Indemnification. The Trust agrees to indemnify, defend and hold the Distributor, its officers and directors and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act or Section 20 of the Securities Exchange Act of 1934, as amended (the A1934 Act@), free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees and expenses incurred in connection therewith) which the Distributor, its officers, directors or any such controlling persons may incur under the 1933 Act, the 1934 Act, or under common law or otherwise, arising out of or based upon any untrue statement of a material fact contained in the Registration Statement or Prospectus or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in either thereof not misleading, except insofar as such claims, demands, liabilities or expenses arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing by the Distributor to the Trust for use in the Registration Statement or Prospectus; provided, however, that this indemnity agreement, to the extent that it might require indemnity of any person who is also an officer or trustee of the Trust or who controls the Trust within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, shall not inure to the benefit of such officer, trustee or controlling person unless a court of competent jurisdiction shall determine, or it shall have been determined by controlling precedent, that such result would not be against public policy as expressed in the 1933 Act; and further provided, that in no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Trust or to its security holders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations under this Agreement. The Trust=s agreement to indemnify the Distributor, its officers and directors and any such controlling person as aforesaid is expressly conditioned upon the Trust being promptly notified of any action brought against the Distributor, its officers or directors, or any such controlling person, such notification to be given by letter or telegram addressed to the Trust at its principal business office. The Trust agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issue and sale of any of its Shares.

         The Distributor agrees to indemnify, defend and hold the Trust, its trustees and officers and any person who controls the Trust, if any, within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Trust, its trustees or officers or any such controlling person may incur under the 1933 Act, the 1934 Act, or under common law or otherwise, but only to the extent that such liability or expense incurred by the Trust, its trustees or officers or such controlling person resulting from such claims or demands shall arise out of or be based upon (i) any alleged untrue statement of a material fact contained in information furnished in writing by the Distributor to the Trust for use in the Registration Statement or Prospectus; (ii) any failure of the Distributor or any investor purchasing Shares of the Trust through the Distributor to timely transmit good payment for the purchase of Trust Shares; or
(iii) any breach of the obligations of the Distributor under Section 6 of this Agreement. The Distributor's agreement to indemnify the Trust, its trustees and officers and any such controlling person as aforesaid, is expressly conditioned upon the Distributor being promptly notified of any event giving rise to rights of indemnification hereunder, including any action brought against the Trust, its trustees or officers or any such controlling person, such notification being given to the Distributor at its principal business office.

         Section 6. Compliance with Securities Laws. The Trust represents that it is registered as a diversified, open-end management investment company under the 1940 Act, and agrees that it will comply with all of the provisions of the 1940 Act and of the rules and regulations thereunder. The Trust and the Distributor each agree to comply with all of the applicable terms and provisions of the 1940 Act, the 1933 Act and, subject to the provisions of Section 3(d), all applicable state "Blue Sky" laws. The Distributor agrees to comply with all of the applicable terms and provisions of the 1934 Act.

         Section 7. Terms of Agreement; Termination. This Agreement shall commence on the date first set forth above. This Agreement shall continue in effect for a period more than two years from the date hereof only so long as such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act, including Rule 12b-1 thereunder.

         This Agreement shall terminate automatically in the event of its assignment (as defined by the 1940 Act). In addition, this Agreement may be terminated by either party at any time, without penalty, on not more than sixty days= nor less than thirty days= written notice to the other party.

         Section 8. Notices. Any notice required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (i) to the Distributor at Maxus Securities Corp, The Tower at Erieview, 36th Floor, 1301 East Ninth Street, Cleveland, Ohio 44114 or (2) to the Trust at Longboat Trust, The Tower at Erieview, 36th Floor, 1301 East Ninth Street, Cleveland, Ohio 44114.

         Section 9. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Ohio.

         Section 10. Non-Liability of Shareholders, Trustees, Officers, Employees, Representatives and Agents. It is expressly agreed that the obligation of the Trust hereunder shall not be binding upon nor resort be had to the private property of any of the trustees, Shareholders, nominees, officers, agents or employees of the Trust, personally, but bind only the Trust property, as provided in the Declaration of Trust. The execution and delivery of this Agreement have been authorized by the trustees of the Trust and signed by the officers of the Trust, acting as such, and neither such authorization by such trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually, or to impose any liability on any of them personally, but shall bind only the Trust property as provided in the Declaration of Trust.

         Section 11. Use of Name. The Trust recognizes that directors, officers and employees of the Distributor may from time to time serve as directors, officers and employees of other corporations (including other investment companies) and that such other corporations may include the name AOTI@ as part of their name, and that the Distributor or its affiliates may enter into distribution or other agreements with such other corporations. If the Distributor ceases to act as the Trust=s distributor of shares or if Maxus Asset Management Inc, an affiliate of the Distributor, ceases to act as the Trust=s investment adviser, the Trust agrees that, at the Distributor=s request, the Trust=s license to use the word AOTI@ will terminate and the Trust will take all necessary action to change the name of all Funds of the Trust to a name not including the word AOTI@.

         Section 12. Complete Agreement. This Agreement contains the complete agreement with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the parties related to the subject matter hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                                                LONGBOAT TRUST

                                                By: /s/ Richard A. Barone
                                                     Richard A. Barone, Chairman

                                                MAXUS SECURITIES CORP

                                                By: /s/ Richard A. Barone

                                 EXHIBIT (h)(1)


                            ADMINISTRATION AGREEMENT


         THIS AGREEMENT is made and entered into this ____ day of __________, 2000, by and between Longboat Trust, an Ohio business trust (the AFund@), and Mutual Shareholder Services (AMSS@).

                                    RECITALS:

         A. The Fund is a diversified, open-end management investment company registered with the United States Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the A1940 Act@); and

         B. The Fund desires to appoint MSS as its transfer agent and dividend disbursing and redemption agent, and MSS desires to accept such appointment.

                                   AGREEMENTS:

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree as follows:

1.       DUTIES OF MSS.

         1.01 Subject to the terms and conditions set forth in this Agreement, the Fund hereby employs and appoints MSS to act, and MSS agrees to act, as transfer agent for the Fund's authorized and issued shares of beneficial interest of each class of each portfolio of the Fund (the AShares), and as dividend disbursing and redemption agent for the Fund.

         1.02 MSS agrees that it will perform the following services:

           (a)In accordance with procedures established from time to time by agreement between the Fund and MSS, MSS shall:

              (i) Receive for  acceptance,  orders for the  purchase of Shares,
               and  promptly  deliver  payment  and  appropriate   documentation
               therefore to the Custodian of the Fund authorized by the Board of Directors of the Fund (the ACustodian@);

              (ii) Pursuant to purchase orders,  issue the appropriate number of
               Shares and hold such Shares in the appropriate Shareholder account;

              (iii) Receive for acceptance redemption requests and redemption directions and deliver the appropriate documentation therefore to the Custodian;

              (iv) At the  appropriate  time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the appropriate manner such monies as instructed by the redeeming Shareholders;

              (v) Effect transfers of Shares by the registered owners thereof upon receipt of appropriate instructions;

              (vi) Prepare and transmit payments for dividends and distributions declared by the Fund;

              (vii) Maintain records  of  account  for and  advise the  Fund and its  Shareholders  as to the foregoing; and

              (viii) Record the issuance  of  shares  of the Fund and  maintain pursuant to SEC Rule 17Ad-10(e) a record of the total number of shares of the Fund which are authorized, based upon data provided to it by the Fund, and issued and outstanding. MSS shall also provide the Fund on a regular basis with the total number of shares which are authorized and issued and outstanding and shall have no obligation, when recording the issuance of shares, to monitor the issuance of such shares or to take cognizance of any laws relating to the issue or sale of such shares, which functions shall be the sole responsibility of the Fund.

           (b) In addition, MSS shall perform all of the customary services of a transfer agent, dividend disbursing and redemption agent, including but not limited to: maintaining all Shareholder accounts, preparing Shareholder meeting lists, mailing proxies, receiving and tabulating proxies, mailing Shareholder reports and prospectuses to current Shareholders, withholding taxes on U.S. resident and non-resident alien accounts, preparing and filing U.S. Treasury Department Forms 1099 and other appropriate forms required with respect to dividends and distributions by federal authorities for all Shareholders, preparing and mailing confirmation forms and statements of account to Shareholders for all purchases and redemptions of Shares and other confirmable transactions in Shareholder accounts, preparing and mailing activity statements for Shareholders, and providing Shareholder account information and provide a system and reports which will enable the Fund to monitor the total number of Shares sold in each State.

         Procedures applicable to certain of these services may be established from time to time by agreement between the Fund and MSS.

2.       FEES AND EXPENSES

         2.01 In consideration of the services to be performed by MSS pursuant to this Agreement, the Fund agrees to pay MSS the fees set forth in the fee schedule attached hereto as Exhibit AA@.

         2.02 In addition to the fee paid under Section 2.01 above, the Fund agrees to reimburse MSS for out-of-pocket expenses or advances incurred by MSS in connection with the performance of its obligations under this Agreement. In addition, any other expenses incurred by MSS at the request or with the consent of the Fund will be reimbursed by the Fund.

         2.03 The Fund agrees to pay all fees and reimbursable expenses within five days following the receipt of the respective billing notice. Postage for mailing of dividends, proxies, Fund reports and other mailings to all shareholder accounts shall be advanced to MSS by the Fund at least seven days prior to the mailing date of such materials.

3.       REPRESENTATIONS AND WARRANTIES OF MSS

         MSS represents and warrants to the Fund that:

         3.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Ohio.

         3.02 It is duly qualified to carry on its business in the State of Ohio.

         3.03 It is empowered under applicable laws and by its charter and by-laws to enter into and perform this Agreement.

         3.04 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

         3.05 It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

         3.06 MSS is duly registered as a transfer agent under the Securities Act of 1934 and shall continue to be registered throughout the remainder of this Agreement.

4.       REPRESENTATIONS AND WARRANTIES OF The Fund

         The Fund represents and warrants to MSS that:

         4.01 It is a business trust duly organized and existing and in good standing under the laws of Ohio.

         4.02 It is empowered under applicable laws and by its Declaration of Trust and By-Laws to enter into and perform this Agreement.

         4.03 All corporate proceedings required by said Declaration of Trust and By-Laws have been taken to authorize it to enter into and perform this Agreement.

         4.04 It is an open-end and diversified management investment company registered under the 1940 Act.

         4.05 A registration statement under the Securities Act of 1933 is currently or will become effective and will remain effective, and appropriate state securities law filings as required, have been or will be made and will continue to be made, with respect to all Shares of the Fund being offered for sale.

5.       INDEMNIFICATION

         5.01 MSS shall not be responsible for, and the Fund shall indemnify and hold MSS harmless from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to:

               (a)All actions of MSS or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without gross negligence or willful misconduct.

               (b)The Fund's refusal or failure to comply with the terms of this Agreement, or which arise out of the Fund's lack good faith, gross negligence or willful misconduct or which arise out of the breach of any representation or warranty of the Fund hereunder.

               (c)The reliance on or use by MSS or its agents or subcontractors of information, records and documents which (i) are received by MSS or its agents or subcontractors and furnished to it by or on behalf of the Fund, and (ii) have been prepared and/or maintained by the Fund or any other person or firm on behalf of the Fund.

               (d)The reliance on, or the carrying out by MSS or its agents or subcontractors of, any instructions or requests of the Fund.

               (e)The offer or sale of Shares in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state that such Shares be registered in such state or in violation of any stop order or other determination or ruling by any federal agency or any state with respect to the offer or sale of such Shares in such state.

         5.02 MSS shall indemnify and hold the Fund harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to any action or failure or omission to act by MSS as a result of MSS=s lack of good faith, gross negligence or willful misconduct.

         5.03 At any time MSS may apply to any officer of the Fund for instructions, and may consult with legal counsel with respect to any matter arising in connection with the services to be performed by MSS under this Agreement, and MSS and its agents or subcontractors shall not be liable and shall be indemnified by the Fund for any action taken or omitted by it in reliance upon such instructions or upon the opinion of such counsel. MSS, its agents and subcontractors shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Fund, reasonably believed to be genuine and to have been signed by the proper person or persons, or upon any instruction, information, data, records or documents provided MSS or its agents or subcontractors by machine readable input, telex, CRT data entry or other similar means authorized by the Fund, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Fund. MSS, its agents and subcontractors shall also be protected and indemnified in recognizing stock certificates which are reasonably believed to bear the proper manual or facsimile signatures of the officers of the Fund, and the proper countersignature of any former transfer agent or registrar, or of a co-transfer agent or co-registrar.

         5.04 In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

         5.05 Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement or for any act or failure to act hereunder.

         5.06 Upon the assertion of a claim for which either party may be required to indemnify the other, the party of seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate with the party seeking indemnification the defense of such claim. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party=s prior written consent.

6.       COVENANTS OF THE FUND AND MSS

         6.01 The Fund shall promptly furnish to MSS a certified copy of the resolution of the Board of Directors of the Fund authorizing the appointment of MSS and the execution and delivery of this Agreement.

         6.02 MSS hereby agrees to establish and maintain facilities and procedures reasonably acceptable to the Fund for safekeeping of stock certificates, check forms and facsimile signature imprinting devices, if any; and for the preparation or use, and for keeping account of, such certificates, forms and devices.

         6.03 MSS shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the 1940 Act, as amended, and the Rules thereunder, MSS agrees that all such records prepared or maintained by MSS relating to the services to be performed by MSS hereunder are the property of the Fund and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the Fund on and in accordance with its request.

         6.04 MSS and the Fund agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

         6.05 In case of any requests or demands for the inspection of the Shareholder records of the Fund, MSS will endeavor to notify the Fund and to secure instructions from an authorized officer of the Fund as to such inspection. MSS reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by its counsel that it may be held liable for the failure to exhibit the Shareholder records to such person, and shall promptly notify the Fund of any unusual request to inspect or copy the shareholder records of the Fund or the receipt of any other unusual request to inspect, copy or produce the records of the Fund.

7.       TERM OF AGREEMENT

         7.01 This Agreement shall become effective as of the date hereof and shall remain in force for a period of three years; provided, however, that each party to this Agreement have the option to terminate the Agreement without penalty, upon 90 days prior written notice.

         7.02 Should the Fund exercise its right to terminate, all out-of-pocket expenses associated with the movement of records and material will be borne by the Fund. Additionally, MSS reserves the right to charge for any other reasonable expenses associated with such termination.

8.       MISCELLANEOUS

         8.01 Neither this Agreement nor any rights or obligations hereunder may be assigned by either@party without the written consent of the other party. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

         8.02 This Agreement may be amended or modified by a written agreement executed by both parties and authorized or approved by a resolution of the Board of Trustees of the Fund.

         8.03 The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Ohio as at the time in effect and the applicable provisions of the 1940 Act. To the extent that the applicable law of the State of Ohio, or any of the provisions here in, conflict with the applicable provisions of the 1940 Act, the latter shall control.

         8.04 This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

         8.05 All notices and other communications hereunder shall be in writing, shall be deemed to have been given when received or when sent by telex or facsimile, and shall be given to the following addresses (or such other addresses as to which notice is given):

To the Fund:                                   To MSS:

LongboatTrust                                  Mutual Shareholder Services
The Tower at Erieview, 36th Floor              The Tower at Erieview, Suite 1005
1301 East Ninth Street                         1301 East Ninth Street
Cleveland, OH 44114                            Cleveland, OH 44114

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


LONGBOAT TRUST          MUTUAL SHAREHOLDER SERVICES



By:                                        By:
    -------------------------------            ---------------------------------
    Richard A. Barone
    President
Its:
    -------------------------------

                                   EXHIBIT AA@

                                  FEE SCHEDULE


The following fees will be paid in respect of each portfolio of the Fund:

        $6.75 per shareholder account per annum, payable monthly, subject to a $775 minimum per month.*

        plus:

        $12.00 per month for each state in which a portfolio is registered under the blue sky laws of such state.*

------------------

*Notwithstanding the foregoing, if for any month the average net assets of a portfolio are less than $10,000,000, all of the above dollar amounts will be reduced based on the proportion which such average net assets bears to $10,000,000.

                                 EXHIBIT (h)(2)

                          ACCOUNTING SERVICES AGREEMENT


         THIS AGREEMENT is made and entered into this ____ day of __________, 1998, by and between Longboat Trust, an Ohio business trust (the AFund@), and Mutual Shareholder Services (AMSS@).

                                    RECITALS:

         A. The Fund is a diversified, open-end management investment company registered with the United States Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the A1940 Act@); and

         B. MSS is a corporation experienced in providing accounting services to mutual funds and possesses facilities sufficient to provide such services; and

         C. The Fund desires to avail itself of the experience, assistance and facilities of MSS and to have MSS perform the Fund certain services appropriate to the operations of the Fund, and MSS is willing to furnish such services in accordance with the terms hereinafter set forth.

                                   AGREEMENTS:

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree as follows:

         1.    DUTIES OF MSS.

               MSS will provide the Fund with the necessary office space, communication facilities and personnel to perform the following services for the
Fund:

               (a)Timely calculate and transmit to NASDAQ the daily net asset value of each class of shares of each portfolio of the Fund, and communicate such value to the Fund and its transfer agent;

               (b)Maintain and keep current all books and records of the Fund as required by Rule 31a-1 under the 1940 Act, as such rule or any successor rule may be amended from time to time (ARule 31a-1@), that are applicable to the fulfillment of MSS=s duties hereunder, as well as any other documents necessary or advisable for compliance with applicable regulations as may be mutually agreed to between the Fund and MSS. Without limiting the generality of the foregoing, MSS will prepare and maintain the following records upon receipt of information in proper form from the Fund or its authorized agents:

                  !     Cash receipts journal
                  !     Cash disbursements journal
                  !     Dividend record
                  !     Purchase and sales - portfolio securities journals
                  !     Subscription and redemption journals
                  !     Security ledgers
                  !     Broker ledger
                  !     General ledger
                  !     Daily expense accruals
                  !     Daily income accruals
                  !     Securities and monies borrowed or loaned and
                        collateral therefore
                  !     Foreign currency journals
                  !     Trial balances
<page
               (c)Provide the Fund and its investment adviser with daily portfolio valuation, net asset value calculation and other standard operational reports as requested from time to time.

               (d)Provide all raw data available from its fund accounting system for the preparation by the Fund or its investment advisor of the following:

                      1. Semi-annual financial statements;
                      2. Semi-annual form N-SAR;
                      3. Annual tax returns;
                      4. Financial data necessary to update form N-1A;
                      5. Annual proxy statement.

               (e)Provide  facilities to accommodate annual audit and any audits or examinations conducted by the Securities and Exchange Commission or any other governmental or quasi-governmental entities with jurisdiction.

MSS shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

         2.    FEES AND EXPENSES.

               (a)In consideration of the services to be performed by MSS pursuant to this Agreement, the Fund agrees to pay MSS the fees set forth in the fee schedule attached hereto as Exhibit A.

               (b)In addition to the fees paid under paragraph (a) above, the Fund agrees to reimburse MSS for out-of-pocket expenses or advances incurred by MSS in connection with the performance of its obligations under this Agreement. In addition, any other expenses incurred by MSS at the request or with the consent of the Fund will be reimbursed by the Fund.

               (c)The Fund agrees to pay all fees and reimburseable expenses within five days following the receipt of the respective billing notice.

         3.    LIMITATION OF LIABILITY OF MSS.

               (a)MSS shall be held to the exercise of reasonable care in carrying out the provisions of the Agreement, but shall not be liable to the Fund for any action taken or omitted by it in good faith without gross negligence, bad faith, willful misconduct or reckless disregard of its duties hereunder. It shall be entitled to rely upon and may act upon the accounting records and reports generated by the Fund, advice of the Fund, or of counsel for the Fund and upon statements of the Fund's independent accountants, and shall not be liable for any action reasonably taken or omitted pursuant to such records and reports or advice, provided that such action is not, to the knowledge of MSS, in violation of applicable federal or state laws or regulations, and provided further that such action is taken without gross negligence, bad faith, willful misconduct or reckless disregard of its duties.

               (b)Nothing herein contained shall be construed to protect MSS against any liability to the Fund to which MSS shall otherwise be subject by reason of willful misfeasance, bad faith, gross negligence in the performance of its duties to the Fund, reckless disregard of its obligations and duties under this Agreement or the willful violation of any applicable law.

               (c)Except as may otherwise be provided by applicable law, neither MSS nor its stockholders, officers, directors, employees or agents shall be subject to, and the Fund shall indemnify and hold such persons harmless from and against, any liability for and any damages, expenses or losses incurred by reason of the inaccuracy of information furnished to MSS by the Fund or its authorized agents.

         4.    REPORTS.

               (a)The Fund shall provide to MSS on a quarterly basis a report of a duly authorized officer of the Fund representing that all information furnished to MSS during the preceding quarter was true, complete and correct in all material respects. MSS shall not be responsible for the accuracy of any information furnished to it by the Fund or its authorized agents, and the Fund shall hold MSS harmless in regard to any liability incurred by reason of the inaccuracy of such information.

               (b)Whenever, in the course of performing its duties under this Agreement, MSS determines, on the basis of information supplied to MSS by the Fund or its authorized agents, that a violation of applicable law has occurred or that, to its knowledge, a possible violation of applicable law may have occurred or, with the passage of time, would occur, MSS shall promptly notify the Fund and its counsel of such violation.

         5.    ACTIVITIES OF MSS.

         The services of MSS under this Agreement are not to be deemed exclusive, and MSS shall be free to render similar services to others so long as its services hereunder are not impaired thereby.

         6.    ACCOUNTS AND RECORDS.

         The accounts and records maintained by MSS shall be the property of the Fund, and shall be surrendered to the Fund promptly upon request by the Fund in the form in which such accounts and records have been maintained or preserved. MSS agrees to maintain a back-up set of accounts and records of the Fund (which back-up set shall be updated on at least a weekly basis) at a location other than that where the original accounts and records are stored. MSS shall assist the Fund's independent auditors, or, upon approval of the Fund, any regulatory body, in any requested review of the Fund's accounts and records. MSS shall preserve the accounts and records as they are required to be maintained and preserved by Rule 31a-1.

         7.    CONFIDENTIALITY.

         MSS agrees that it will, on behalf of itself and its officers and employees, treat all transactions contemplated by this Agreement, and all other information germane thereto, as confidential and not to be disclosed to any person except as may be authorized by the Fund.

         8.    TERM OF AGREEMENT.

         (a) This Agreement shall become effective as of the date hereof and shall remain in force for a period of three years; provided, however, that each party to this Agreement have the option to terminate the Agreement, without penalty, upon 90 days prior written notice.

         (b) Should the Fund exercise its right to terminate, all out-of-pocket expenses associated with the movements of records and material will be borne by the Fund. Additionally, MSS reserves the right to charge for any other reasonable expenses associated with such termination.

         9.    MISCELLANEOUS.

         (a) Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

         (b) The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Ohio as at the time in effect and the applicable provisions of the 1940 Act. To the extent that the applicable law of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

         (c) This Agreement may be amended by the parties hereto only if such amendment is in writing and signed by both parties.

         (d) This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

         (e) All notices and other communications hereunder shall be in writing, shall be deemed to have been given when received or when sent by telex or facsimile, and shall be given to the following addresses (or such other addresses as to which notice is given):

    To the Fund:                             To MSS:

    Longboat Trust                           Mutual Shareholder Services
    The Tower at Erieview, 36th Floor        The Tower at Erieview, Suite 1005
    1301 East Ninth Street                   1301 East Ninth Street
    Cleveland, OH 44114                      Cleveland, OH 44114

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


LONGBOAT TRUST          MUTUAL SHAREHOLDER SERVICES


By:                                       By:
   -----------------------------             -----------------------------------
   Richard A. Barone, President          Its:
                                             -----------------------------------

                                    EXHIBIT A

                                  FEE SCHEDULE


The following fees will be paid in respect of each portfolio of the Fund:

             ANNUAL FEE
          AVERAGE PORTFOLIO                           (payable monthly at
             NET ASSETS                              the end of each month)

     First $25 Million in Assets                         $17,400.00*

     Next $25 Million in Assets                          $ 8,500.00

     Each Additional $25 Million in Assets               $ 4,750.00


*Notwithstanding the foregoing, if the average net asset value of the portfolio for the month is less than $10,000,000, the portfolio will pay an annual fee (payable monthly) equal to .174% of average net assets for the month.

                                    Exhibit L


                            RESOURCE MANAGEMENT INC.
                        The Tower at Erieview, 36th Floor
                             1301 East Ninth Street
                              Cleveland, Ohio 44114




                                                              ___________, 2000



Longboat Trust
The Tower at Erieview, 36th Floor
1301 East Ninth Street
Cleveland, Ohio   44114

         Re:      Purchase Agreement for Initial Capital

Gentlemen:

         We are purchasing from you today ___________________ of Longboat Trust (formerly named AOTI Trust@), an Ohio business trust (the ATrust@), at a price of $10.00 per share, for an aggregate price of $100,000, to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940 in order to make a public offering of shares of the Fund.

         We hereby represent that we are acquiring said shares for investment and not for distribution or resale to the public.

                                               Very truly yours,

                                               RESOURCE MANAGEMENT INC.


                                               By:
                                                  -----------------------------
                                                  Richard A. Barone, President

                                    Exhibit M

                   DISTRIBUTION AND SHAREHOLDER SERVICING PLAN
                             (Investor Shares Only)


         WHEREAS, Longboat Trust (the ATrust@) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the AAct@); and

         WHEREAS, the Trust is comprised of the series set forth on Schedule 1, as such schedule is revised from time to time (each, a APortfolio@); and

         WHEREAS, the shares of each Portfolio are divided into two classes, namely, Investor Shares and Institutional Shares; and

         WHEREAS, the Trust desires to adopt this Plan pursuant to Rule 12b-1 under the Act, and the Trust=s Board has determined that there is a reasonable likelihood that adoption of this Plan will benefit the Portfolios and holders of the Investor Shares; and

         WHEREAS, the Trust engages Maxus Securities Corp. (the ADistributor@) as distributor for the Portfolios= shares (the AShares@) pursuant to a Distribution Agreement dated as of the date hereof.

         NOW, THEREFORE, the Trust hereby adopts, and the Distributor hereby agrees to the terms of, this Plan in accordance with Rule 12b-1 under the Act on the following terms and conditions:

         1.      (a)      Each  Portfolio  shall  pay  the  Distributor  a
                          shareholder servicing and distribution fee at the annual rate of 0.60% of the average daily net assets of the Investor Shares of such Portfolio.

                 (b) Such fee will be used by the Distributor to make payments for administration, shareholder services and distribution assistance for holders of Investor Shares, including, but not limited to (i)compensation to securities dealers and other persons and organizations (collectively, AService Organizations@),
                          for providing distribution assistance   with   respect
                          to Investor Shares, (ii) compensation   to  Service
                          Organizations for providing administration, accounting and other shareholder services with respect to
                          Investor  Shares,   and  (iii) otherwise promoting the
                          sale of Investor Shares, including paying for the preparation of advertising and sales literature and the printing and distribution of such materials to prospective investors. The Distributor shall determine the amounts to be paid to third parties and the basis on which such payments will be made. Payments to a third party are subject to compliance by the third party with the terms of any related Plan agreement between the third party and the Distributor.

                 (c) For the purposes of determining the fees payable under this Plan, the value of each Portfolio=s net assets shall be computed in the manner specified in the Trust=s charter documents as then in effect for the computation of the value of such Portfolio=s net assets.

         2. As respects each Portfolio, this Plan shall not take effect until it, together with any related agreement, has been approved by vote of a majority of both (a) the Trust=s Board and (b) those Trustees who are not Ainterested persons@ of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the ARule 12b-1 Trustees@) cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related Agreements.

         3. As respects each Portfolio, this Plan shall remain in effect until May 31, 2001 and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

         4. The Distributor shall provide to the Trust=s Board and the Board shall review, at least quarterly, a written report of amounts paid hereunder and the purposes for which they were made.

         5. As respects each Portfolio, this Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees or by a vote of a majority of the outstanding Investor Shares of such Portfolio.

         6. This Plan may not be amended as to any Portfolio to increase materially the amount of compensation payable pursuant to paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Investor Shares of such Portfolio. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

         7. While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

         8. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

         9. This Plan may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The name Longboat Trust is the designation of the Trustees for the time being under an Amended and Restated Declaration of Trust dated September 15, 1998, as amended from time to time, and all persons dealing with the Trust must look solely to the property of the Trust for enforcement of any claims against the Trust as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Trust.

         IN WITNESS WHEREOF, the Trust, on behalf of each Portfolio, and the Distributor have executed this Plan as of the date set forth below.

Dated:  ________________, 2000

                                 LONGBOAT TRUST



                                                     By:/s/ Richard A. Barone


                                                     MAXUS SECURITIES CORP.



                                                     By:/s/ Richard A. Barone

                                   SCHEDULE 1

         Name of Series

         Maxus Darwinian Fund
         Maxus Financial Consolidation Fund
         Maxus Founders Fund
         Maxus International Equity Fund
         OTI Fund

REGISTRATION STATEMENT -- OTI Fund/Longboat Trust